VIA EMAIL AND EDGAR

June 20, 2014

Perry Hindin

Special Counsel of the Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

HindinP@sec.gov

Re:	ALCO Stores, Inc.

Preliminary Proxy Statement on Schedule 14A Filed on June 10, 2014

File No. 1-35911

Dear Mr. Hindin:

We are in receipt of your letter dated June 12, 2014 in which you have reviewed and commented on the Company’s Preliminary Proxy Statement on Schedule 14A. The Company acknowledges (1) that it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, (3) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The following is our response to or further clarifications in relation to your inquiries. For your convenience we have repeated your original comments and we have attached a clean and redlined version of the Preliminary Proxy Statement to this letter.

Proxy Statement

General

1.	Please revise the proxy statement to disclose the solicitation by Concerned ALCO Stockholders. Refer to Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.

Response: The proxy statement has been revised to disclose the solicitation by Concerned ALCO Stockholders.

Proxies, page 1

2.	You state on this page and elsewhere that “[y]our broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting except for the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending February 1, 2015 ("Fiscal 2015"), unless you provide specific instructions by completing and returning the attached proxy form for your vote to be counted.” It is our understanding that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure as necessary.

Response: The proxy statement has been revised to provide that, in a contested election, a broker does not have any discretionary authority to vote on any proposals to be voted on at the Company’s annual meeting.

Solicitation of Proxies, page 2

3.          Disclosure indicates that proxies may be solicited by some of the Company’s directors, officers and employees, personally or by telephone, facsimile or other means of communication. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Proposal One Election of Directors, page 8

4.          We note disclosure in the third paragraph on page 8 that in the event that one or more of the Board’s nominees should become unavailable for election, it is intended that the shares represented by the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Nominating and Governance Committee. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms that in the event that the Company nominates any substitute nominees before the Company’s annual meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy

5.          Please revise the proxy statement itself and form of proxy to clearly mark them as “Preliminary Copies.” Refer to Exchange Act Rule 14a-6(e)(1).

Response: The proxy statement has been revised to clearly mark it as a preliminary form of proxy statement.

6.          Please revise Proposal No. 3 to provide stockholders with the ability to choose to abstain. Refer to Exchange Act Rule 14a-4(b)(1).

Response: Proposal No. 3 of the proxy statement has been revised to permit stockholders to abstain from voting on such proposal.

In addition to the changes discussed above, the proxy statement has been further revised pursuant to comments provided by the Company’s auditors, Grant Thornton LLP, and to disclose the termination of Wayne S. Peterson from his position as Senior Vice President-Chief Financial Officer of the Company on June 13, 2014.

Please contact me directly at 469-322-2900 ext. 1077 or Brett C. Bogan, the Company’s General Counsel, at 913-451-5137 if you have any questions or require additional information.

Sincerely,

/s/ Richard E. Wilson
Richard E. Wilson
President and Chief Executive Officer
ALCO Stores, Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

☒	Filed by the Registrant

☐	Filed by a Party other than the Registrant

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

ALCO Stores, Inc.

(Name of Registrant as Specified In Its Charter)

______________________________________________________________________________

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Preliminary Copy of Proxy Statement – Subject to Completion

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 30, 2014

To our Stockholders:

The Annual Meeting of the Stockholders of ALCO Stores, Inc. will be held at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231, on Wednesday, July 30, 2014, at 9:00 a.m. local time, for the following purposes:

1.	To elect seven directors to serve on our Board of Directors for a one-year term and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;

2.	To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2015;

3.	To conduct a non-binding “say on pay” advisory vote on the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and tabular compensation disclosures in the attached proxy statement;

4.	To consider and act upon the extension of the term of ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement; and

5.	To act upon any other business that may properly come before the annual meeting or any adjournments of that meeting.

In accordance with our Bylaws, the Board of Directors has fixed the close of business on June 25, 2014 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting and any adjournments of that meeting.

You are cordially invited to attend the meeting. Whether or not you intend to attend the meeting, please sign, date and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. You may revoke your proxy at any time before it is exercised and it will not be used if you attend the meeting and prefer to vote in person. Your vote is important and all stockholders are urged to be present in person or by proxy.

In accordance with regulations established by the Securities and Exchange Commission, we have provided internet availability of our proxy materials in addition to providing you a full set of printed proxy materials. Please find enclosed in the proxy materials a notice of the internet availability of proxy materials that will provide an explanation of how to access these proxy materials on-line. A direct link to our proxy materials on-line is the following web address: http://www.alcostores.com/proxy.

By Order of the Board of Directors

Deborah K. Foltz, Corporate Secretary

 ~~June 27~~  July 3, 2014

Coppell, Texas

Preliminary Copy of Proxy Statement – Subject to Completion

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE (2) THROUGH THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the annual meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the stockholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting ~~except for the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending February 1, 2015,~~ unless you provide specific instructions by completing and returning the attached proxy form for your vote to be counted..

If you fail to return your proxy card, grant your proxy electronically over the Internet or by telephone or vote by ballot in person at the annual meeting, your shares will not be counted for purposes of determining whether a quorum is present at the annual meeting. If you are a stockholder of record, voting in person by ballot at the annual meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid proxy issued in your name in order to vote in person at the annual meeting.

We encourage you to read the accompanying proxy statement, including all documents incorporated by reference into the accompanying proxy statement, carefully and in their entirety. If you have any questions concerning the annual meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your shares of common stock, please contact our proxy solicitor:

Georgeson Inc.
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
Stockholders, call toll-free: ~~(800) 314-4549~~ 1-888-666-2594

Preliminary Copy of Proxy Statement – Subject to Completion

ALCO STORES, INC.

751 Freeport Parkway

Coppell, Texas 75019

__________________

PROXY STATEMENT

__________________

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 30, 2014

__________________

INTRODUCTION and summary

This Proxy Statement is being furnished to the stockholders of ALCO Stores, Inc., a Kansas corporation (“ALCO” or the “Company”), in connection with the solicitation of proxies by the Board of Directors of ALCO for use at the Annual Meeting of Stockholders to be held on Wednesday, July 30, 2014, and at any adjournment or adjournments thereof (the “Annual Meeting”). The Annual Meeting will commence at 9:00 a.m., local time, and will be held at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231 .

This Proxy Statement and the enclosed form of proxy were first mailed to the Company’s stockholders on or about ~~June 27~~July 3, 2014.

Proxies

You are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed postage prepaid envelope. Shares represented by properly executed proxies will, unless such proxies previously have been revoked, be voted in accordance with the stockholders’ instructions indicated in the proxies. We encourage stockholders to submit votes in advance of the meeting. If your shares are held for you in a brokerage, bank or other institutional account, you must obtain a proxy from that entity and bring it with you to hand in with your ballot in order to be able to vote your shares at the meeting. Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting ~~except for the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending February 1, 2015 ("Fiscal 2015"),~~ unless you provide specific instructions by completing and returning the attached proxy form for your vote to be counted. You will need to communicate your voting decisions to your broker, bank or other financial institution before the Annual Meeting.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by filing written notice of revocation with the Corporate Secretary of the Company, by executing and delivering to the Corporate Secretary of the Company a proxy bearing a later date, or by appearing at the Annual Meeting and voting in person.

Voting at the Meeting

For purposes of voting on the proposals described herein, the presence in person or by proxy of stockholders holding a majority of the total outstanding shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), shall constitute a quorum at the Annual Meeting. Only holders of record of shares of the Company’s Common Stock as of the close of business on June 25, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting or any adjournments thereof. As of the Record Date, 3,258,162 shares of the Company’s Common Stock were outstanding and entitled to be voted at the Annual Meeting. Each share of Common Stock is entitled to one vote on each matter properly to come before the Annual Meeting.

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Preliminary Copy of Proxy Statement – Subject to Completion

The Board of Directors recommends that you vote in favor of the election of all seven director nominees nominated by the Company’s Nominating and Governance Committee, in favor of the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2015 (“Fiscal 2015”), “FOR” the approval of the non-binding advisory resolution to approve the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and tabular compensation disclosure in this proxy statement, and “FOR” the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement.

Directors are elected by a plurality (a number greater than those cast for any other candidates) of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Annual Meeting for that purpose.

Please note that VI Capital Fund, LP (“VICF”) and Milwaukee Private Wealth Management, Inc. (“MPWMI”), as well as individuals with whom VICF and MPWMI have entered into a Solicitation Agreement (collectively referred to as the “Opposing Group”), have filed a preliminary proxy statement indicating that the Opposing Group intends to propose an alternative set of seven director nominees for election at the Annual Meeting in opposition to the nominees recommended by the Board of Directors. You may receive proxy statements, proxy cards and other solicitation materials from the Opposing Group. The Company is not responsible for the accuracy of any information provided by or relating to the Opposing Group or its nominees contained in the solicitation materials filed or disseminated by or on behalf of the Opposing Group, or for the accuracy of any other statements the Opposing Group may make.

The Board of Directors unanimously recommends that you vote for the election of each of the director nominees proposed by the Board of Directors. The Board of Directors does not endorse the nominees proposed by the Opposing Group and strongly urges you not to sign or return any proxy cards sent to you by the Opposing Group. If you have previously submitted a proxy card sent to you by the Opposing Group, you can revoke that proxy and vote for the nominees proposed by the Board of Directors by using the enclosed proxy card. Only the latest validly executed proxy card that you submit will be counted at the Annual Meeting.

The affirmative vote of a majority of the shares of the Company’s Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting, provided a quorum is present, is necessary to ratify the selection of Grant Thornton LLP as the Company’s independent accountants, to vote for the approval of the non-binding, advisory resolution to approve the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis disclosure found in this proxy statement, and to vote for the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement, and to approve such other matters as properly may come before the Annual Meeting or any adjournment thereof.

Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions are counted in tabulations of the votes cast on proposals presented to stockholders, and will have the same effect as “Against” votes, whereas broker non-votes are not counted for purposes of determining whether a proposal has been approved.

Solicitation of Proxies

The Company will bear all costs of such solicitation, including the cost of preparing and mailing this Proxy Statement and the enclosed form of proxy. We have retained Georgeson, Inc., which we refer to as Georgeson, a proxy solicitation firm, to solicit proxies in connection with the Annual Meeting at a cost of approximately $25,000 plus expenses. We will also indemnify Georgeson against losses arising out of its provisions of such services on our behalf. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile or other means of communication. No additional compensation will be paid for such services. In addition, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to beneficial owners of shares held of record by them, and their reasonable out of pocket expenses, together with those of the Company’s transfer agent, will be paid by the Company.

A list of stockholders entitled to vote at the Annual Meeting will be available for examination at least ten days prior to the date of the Annual Meeting during normal business hours at the principal executive offices of the Company located at 751 Freeport Parkway, Coppell, Texas 75019. The list also will be available at the Annual Meeting.

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Preliminary Copy of Proxy Statement – Subject to Completion

QUESTIONS AND ANSWERS

The following questions and answers are intended to address some commonly asked questions regarding the annual meeting and the proposals to be voted upon at such annual meeting. These questions and answers may not address all questions that may be important to you as a Company stockholder. We encourage you to read carefully the more detailed information contained elsewhere in this proxy statement and the documents we refer to in this proxy statement.

Q: Why am I receiving these materials?

A: The Board of Directors is furnishing this proxy statement and form of proxy card to the holders of ALCO common stock in connection with the solicitation of proxies to be voted at an annual meeting of stockholders or at any adjournments or postponements of the annual meeting.

Q: When and where is the annual meeting?

A: The annual meeting will take place on July 30, 2014 at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231, at 9:00 a.m., Central time.

Q: Who is entitled to vote at the annual meeting?

A: Only stockholders of record as of the close of business on June 25, 2014 are entitled to notice of the annual meeting and to vote at the annual meeting or at any adjournment or postponement thereof. Each holder of ALCO common stock is entitled to cast one vote on each matter properly brought before the annual meeting for each share of ALCO common stock that such holder owned as of the record date.

Q: May I attend the annual meeting and vote in person?

A: Yes. All stockholders as of the record date may attend the annual meeting and vote in person. Stockholders will need to present proof of ownership of ALCO common stock, such as a bank or brokerage account statement, and a form of personal identification to be admitted to the annual meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting. Even if you plan to attend the annual meeting in person, we encourage you to complete, sign, date and return the enclosed proxy or vote electronically over the Internet or via telephone to ensure that your shares will be represented at the annual meeting. If you attend the annual meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you hold your shares in "street name," because you are not the stockholder of record, you may not vote your shares in person at the annual meeting unless you request and obtain a valid proxy from your bank, broker or other nominee.

Q: What am I being asked to vote on at the annual meeting?

A: You are being asked to vote on the following proposals:

1.	To elect seven directors to serve on our Board of Directors for a one-year term and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;

2.	To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2015;

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Preliminary Copy of Proxy Statement – Subject to Completion

3.	To conduct a non-binding “say on pay” advisory vote on the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and tabular compensation disclosures in the attached proxy statement;

4.	To consider and act upon the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement; and

6.	To act upon any other business that may properly come before the annual meeting or any adjournments of that meeting.

Q: Has the Company been notified that the Opposing Group intends to propose alternative director nominees at the Annual Meeting?

A: Yes, the Opposing Group has filed a preliminary proxy statement indicating that the Opposing Group intends to propose an alternative set of seven director nominees for election at the Annual Meeting in opposition to the nominees recommended by the Board of Directors. The Board of Directors unanimously recommends that you vote for the election of each of the director nominees proposed by the Board of Directors. The Board of Directors does not endorse the nominees proposed by the Opposing Group and strongly urges you not to sign or return any proxy cards sent to you by the Opposing Group. If you have previously submitted a proxy card sent to you by the Opposing Group, you can revoke that proxy and vote for the nominees proposed by the Board of Directors by using the enclosed proxy card. Only the latest validly executed proxy card that you submit will be counted at the Annual Meeting.

Q: What do I need to do now?

A: We encourage you to read this proxy statement and the documents we refer to in this proxy statement carefully. Then complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope or grant your proxy electronically over the Internet or by telephone, so that your shares can be voted at the annual meeting. If you hold your shares in "street name," please refer to the voting instruction forms provided by your bank, broker or other nominee to vote your shares.

Q: What happens if I sell or otherwise transfer my shares of ALCO common stock after the record date but before the annual meeting?

A: The record date for the annual meeting is earlier than the date of the annual meeting. If you sell or transfer your shares of ALCO common stock after the record date but before the annual meeting, you will retain your right to vote these shares at the annual meeting. Even if you sell or otherwise transfer your shares of common stock after the record date, we encourage you to complete, date, sign and return the enclosed proxy card or vote via the Internet or telephone.

Q: How does ALCO’s Board of Directors recommend that I vote?

A: The Board of Directors recommends that you vote in favor of the election of all seven director nominees nominated by the Company’s Nominating and Governance Committee, in favor of the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2015, “FOR” the approval of the non-binding advisory resolution to approve the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and tabular compensation disclosure in this proxy statement, and “FOR” the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement. The Board of Directors strongly urges you not to sign or return any proxy cards sent to you by the Opposing Group.

Q: What vote is required to elect the Company’s directors?

A: Directors are elected by a plurality (a number greater than those cast for any other candidates) of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Annual Meeting for that purpose.

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Preliminary Copy of Proxy Statement – Subject to Completion

Q: What vote is required to approve all other proposals?

A: The affirmative vote of a majority of the shares of the Company’s Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting, provided a quorum is present, is necessary to ratify the selection of Grant Thornton LLP as the Company’s independent accountants, to vote for the approval of the non-binding, advisory resolution to approve the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis disclosure found in this proxy statement, to extend the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement, and to approve such other matters as properly may come before the Annual Meeting or any adjournment thereof.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., which we refer to as Computershare, you are considered, with respect to those shares, to be the "stockholder of record." In this case, this proxy statement and your proxy card have been sent directly to you by ALCO.

If your shares are held through a bank, broker or other nominee, you are considered the "beneficial owner" of the shares of ALCO common stock held in "street name." In that case, this proxy statement has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting. You are also invited to attend the annual meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the annual meeting unless you request and obtain a valid proxy from your bank, broker or other nominee.

Q: How may I vote?

A: If you are a stockholder of record (that is, if your shares of common stock are registered in your name with Computershare, our transfer agent), there are four ways to vote:

• By attending the annual meeting and voting in person by ballot;

• By visiting the Internet at the address on your proxy card;

• By calling toll-free (within the U.S. or Canada) at the phone number on your proxy card; or

• By completing, dating, signing and returning the enclosed proxy card in the accompanying prepaid reply envelope.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your shares of ALCO common stock, and to confirm that your voting instructions have been properly recorded when voting electronically over the Internet or by telephone. Please be aware that, although there is no charge for voting your shares, if you vote electronically over the Internet or by telephone, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Even if you plan to attend the annual meeting in person, you are strongly encouraged to vote your shares of ALCO common stock by proxy. If you are a record holder or if you obtain a valid proxy to vote shares which you beneficially own, you may still vote your shares of ALCO common stock in person at the annual meeting even if you have previously voted by proxy. If you are present at the annual meeting and vote in person, your previous vote by proxy will not be counted.

If your shares are held in "street name" through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or electronically over the Internet or by telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or via telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or nominee.

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Q: If my broker holds my shares in "street name," will my broker vote my shares for me?

A: No. Your bank, broker or other nominee will only be permitted to vote your shares on any proposal only if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares of ALCO common stock. Without instructions, your shares will not be voted. Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting ~~except for the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for Fiscal 2015,~~ unless you provide specific instructions by completing and returning the attached proxy form for your vote to be counted.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the annual meeting by:

• Submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;

• Signing another proxy card with a later date and returning it to us prior to the annual meeting; or

• Attending the annual meeting and voting in person.

If you hold your shares of ALCO common stock in "street name," you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the annual meeting if you obtain a valid proxy from your bank, broker or other nominee.

If you have previously signed a proxy card sent to you by the Opposing Group, you can revoke that proxy and vote for the nominees proposed by the Board of Directors by following the instructions on the enclosed proxy card. Only the latest validly executed proxy card that you submit will be counted at the Annual Meeting.

Q: What is a proxy?

A: A proxy is your legal designation of another person, referred to as a "proxy," to vote your shares of ALCO common stock. The written document describing the matters to be considered and voted on at the annual meeting is called a "proxy statement." The document used to designate a proxy to vote your shares of ALCO common stock is called a "proxy card." Our Board of Directors has designated Wayne S. Peterson and Brian Assmus, and each of them, with full power of substitution, as proxies for the annual meeting.

Q: If a stockholder gives a proxy, how are the shares voted?

A: Regardless of the method you choose to vote, the individuals named on the enclosed proxy card, or your proxies, will vote your shares in the way that you indicate. When completing the Internet or telephone process or the proxy card, you may specify whether your shares should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the annual meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be in favor of the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 1, 2015, “FOR” the approval of the non-binding advisory resolution to approve the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and tabular compensation disclosure in this proxy statement, and “FOR” the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement. However, if you do not mark any boxes regarding the election of directors, then your vote will not be cast to any director.

Q: What should I do if I receive more than one proxy card from ALCO?

A: You may receive more than one set of voting materials from ALCO, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, date, sign and return (or vote via the Internet or telephone with respect to) each proxy card and voting instruction card that you receive.

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Q: What should I do if I receive a proxy card from the Opposing Group?

A: The Board of Directors does not endorse the nominees proposed by the Opposing Group and strongly urges you not to sign or return any proxy cards sent to you by the Opposing Group. Voting to “withhold” with respect to any nominee proposed by the Opposing Group on a proxy card sent to you by the Opposing Group is not the same as voting for the nominees proposed by the Board of Directors because a vote to “withhold” with respect to any nominee proposed by the Opposing Group on their proxy card will revoke any proxy you previously submitted. If you have previously submitted a proxy card sent to you by the Opposing Group, you can revoke that proxy and vote for the nominees proposed by the Board of Directors by using the enclosed proxy card. Only the latest validly executed proxy card that you submit will be counted at the Annual Meeting. If you have any questions or if you need assistance in voting, please call the Company’s proxy solicitor, Georgeson Inc., toll free at 1-888-666-2594.

Q: Who will count the votes?

A: The votes will be counted by the independent inspector of election appointed for the annual meeting.

Q: Where can I find the voting results of the annual meeting?

A: The Company will publish final results in a Current Report on Form 8-K that will be filed with the SEC following the annual meeting. All reports ALCO files with the SEC are publicly available when filed.

Q: What is the purpose of the proposal to extend the term of the Amended and Restated Rights Agreement?

A: The purpose of this proposal is to seek stockholder approval to ratify the Amended and Restated Rights Agreement, dated June 9, 2014, between the Company and Computershare Trust Company, N.A. as the rights agent (the “Restated Rights Plan”) and extend the term of the Restated Rights Plan to June 9, 2017.

Q: Why does the Board want to extend the term of the Restated Rights Plan?

A: The terms of the Restated Rights Plan provide that if the Restated Rights Plan is not approved by the Company’s stockholders at the Company’s 2014 Annual Meeting it will terminate pursuant to its terms. This provision was included in the Restated Rights Plan to ensure that stockholders had an opportunity to confirm their continued support for the Restated Rights Plan. The Board recommends that stockholders ratify the Restated Rights Plan because the Board considers the Restated Rights Plan to be in stockholders’ best interests, for the same reasons as the Board stated in adopting the Restated Rights Plan. The Board’s desire to have stockholders ratify the Restated Rights Plan is not in response to or in anticipation of any pending or threatened take-over bid, nor to generally deter take-over bids. The Board desires to reconfirm the Restated Rights Plan to ensure that the Company’s stockholders are treated fairly and to protect against an attempt to acquire control that does not provide full and fair value to all of the Company's stockholders. If ratified by stockholders, the Restated Rights Plan will be extended to June 9, 2017, unless earlier terminated in accordance with its terms.

Q: How does the Restated Rights Plan ensure that the Company’s Stockholders will be treated fairly in connection with a take-over bid?

A: The Restated Rights Plan contains provisions that are intended to force any third party that intends to submit a take-over bid structure such bid to satisfy characteristics specified by the Restated Rights Plan, including with respect to the amount of time such bid must remain open and the premium over the then-current price for the Company’s common stock that must be provided to the Company’s stockholders, or to negotiate with the Board. Take-over bids that do not comply with the terms of the Restated Rights Plan will trigger provisions in the Restated Rights Plan that may make it more costly or time consuming to acquire control of the Company.

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Q: Does the Restated Rights Plan prohibit a take-over of the Company?

A: No, the Restated Rights Plan is not intended to prohibit a take-over of the Company. The Restated Rights Plan is simply intended to ensure that any take-over is fair to and in the best interests of the Company’s stockholders.

Q: What happens if the Restated Rights Plan is ratified?

A: If the Restated Rights Plan is ratified by the Company’s shareholders at the Annual Meeting it will remain in effect until June 9, 2017, on the same terms as are in effect at present, subject to earlier termination in accordance with its terms.

Q: What happens if the Restated Rights Plan is not ratified by the Company’s stockholders?

A: If the Restated Rights Plan is not ratified by the Company’s stockholders, the Restated Rights Plan will expire on September 30, 2014 pursuant to its terms. The Board, however, may cause the Company to enter into a subsequent rights agreement in the future, with terms and conditions that may be substantially similar to the Restated Rights Plan, in the event the Board believes that it is in the best interests of the Company’s stockholders, given then-existing circumstances, to put protections in place to ensure that the Company’s stockholders are treated fairly and to protect against an attempt to acquire control of the Company that does not provide full and fair value to all of the Company's stockholders.

Q: Who can help answer my questions?

A: If you have any questions concerning the annual meeting or this proxy statement, would like additional copies of this proxy statement or need help voting your shares of ALCO common stock, please contact our proxy solicitor:

Georgeson Inc.
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
Stockholders, call toll-free: ~~(800) 314-4549~~1-888-666-2594

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PROPOSAL ONE
ELECTION OF DIRECTORS

The Company’s Bylaws provide that the Board of Directors must consist of a number fixed by the Board of Directors, which number may be increased or decreased from time to time by the adoption of a resolution by a majority of the entire Board of Directors then in office. During the fiscal year ending February 2, 2014 (“Fiscal 2014”), the Board of Directors consisted of five members. However, on May 5, 2014, the Board of Directors of the Company unanimously agreed to increase the size of the Board of Directors from five to seven in accordance with the Company’s Bylaws.

One of the purposes of this Annual Meeting is to elect seven directors to serve for a one year term expiring at the Annual Meeting of Stockholders in 2015 and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal. Based on the recommendation of the Nominating and Governance Committee, the Board of Directors has designated Royce Winsten, Lolan C. Mackey, Dennis E. Logue, Richard E. Wilson, Terrence M. Babilla, Paul T. Davies and Leslie A. Ball as the seven nominees proposed for election at the Annual Meeting.

Unless authority to vote for the nominees or a particular nominee is withheld, it is intended that the shares represented by properly executed proxies in the form enclosed will be voted for the election as directors of all nominees. In the event that one or more of the nominees should become unavailable for election, it is intended that the shares represented by the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Nominating and Governance Committee, unless the authority to vote for such nominees or for the particular nominee who has ceased to be a candidate has been withheld. Each of the nominees has indicated his willingness to serve as a director if elected, and the Board of Directors has no reason to believe that any nominee will be unavailable for election.

Approval of Proposal One requires an affirmative vote of the plurality (a number greater than those cast for any other candidates) of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Annual Meeting for that purpose. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as “Against” votes. Broker non-votes are counted towards a quorum but will have no effect on the outcome of the vote.

The Board of Directors recommends that you vote for the election of Royce Winsten, ~~Lolan C. Mackey,~~ Dennis E. Logue, Lolan C. Mackey, Richard E. Wilson, Terrence M. Babilla, Paul T. Davies and Leslie A. Ball as directors.

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INFORMATION ABOUT DIRECTOR NOMINEES

The following is certain information regarding each person nominated by the Nominating and Governance Committee for election as a director at the Annual Meeting. The Nominating and Governance Committee has concluded that each nominee possesses the minimum qualifications identified in “Nomination Process; Stockholder Nominations” below, and each is in a position to devote an adequate amount of time to the effective performance of director duties. All nominees were recommended by members of the Board of Directors. There are no family relationships between any officers or directors of the Company and the nominees, or the nominees themselves. Except for Richard E. Wilson, the Company's President-Chief Executive Officer, none of the nominees are employed, or have been employed, by the Company or any of its parents, subsidiaries or other affiliates and all of the nominees are independent from the Company as defined in the applicable Listing Standards and Marketplace Rules of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") Stock Market. Unless otherwise indicated, the nominees and directors have had the indicated principal occupation for at least the past five years.

In addition to the information set forth below, Annex A sets forth information regarding the Company’s directors, nominees for director, officers and employees who are considered “participants” in this proxy solicitation under the rules promulgated by the SEC by reason of their position as the Company’s directors, nominees for director or because they may be soliciting proxies on the Company’s behalf.

ROYCE WINSTEN

Mr. Winsten, age 56, has been a director since October, 2007, and currently serves as Chairman of the Board. He is Chairman of the Strategy, Budget & Planning Committee and a member of the Audit Committee, Compensation Committee and the Nominating and Governance Committee. Since 2005, he has served as a Managing Director of Shore Capital Management LLC, a firm providing securities analysis, investment advisory and portfolio management services. From 2002 to 2005, Mr. Winsten served as a Vice President of UBS Financial Services, Inc. He is a Chartered Financial Analyst, and holds a Masters of Business Administration degree from The Fuqua School of Business, Duke University, in addition to studying international economic integration and monetary union with the Institute for European Studies at the London School of Economics and Political Science, London, UK. In nominating Mr. Winsten, the Nominating and Governance Committee noted Mr. Winsten’s diverse financial industry experience, background and education.

DENNIS E. LOGUE

Mr. Logue, age 70, has been a director since 2005. He is the Chairman of the Nominating and Governance Committee and the Chairman of the Audit Committee. Mr. Logue has served as Chairman of the Board of Ledyard Financial Group since 2005. From 2001 to 2005, he was Dean of the Michael F. Price College of Business at the University of Oklahoma. Prior thereto, Mr. Logue held numerous business-oriented professorships, most recently at the Amos Tuck School, Dartmouth College from 1974 to 2001. He is the author or co-author of more than eighty professional papers on a wide variety of financial topics. He has authored or co-authored six books on pension plans. He also serves as a director of Waddell & Reed Financial, Inc., Abraxas Petroleum Corp., and Hypertherm, Inc. Mr. Logue holds a Masters of Business Administration degree from Rutgers University and a Ph.D. in Managerial Economics and Finance from Cornell University. In nominating Mr. Logue, the Nominating and Governance Committee noted Mr. Logue’s long and diverse experience as a board member for other companies and his educational experience and background.

LOLAN C. MACKEY

Mr. Mackey, age 67, has been a director since 1998. He is a member of the Audit Committee, Strategy, Budget & Planning Committee, and Compensation Committee. Mr. Mackey has been a member of Diversified Retail Solutions LLC, a retail senior management advisory firm, since 1997. For 25 years prior thereto, Mr. Mackey was employed in various capacities by Wal-Mart Stores, Inc. From 1990 to 1994, he was Vice President of Store Planning. From 1994 to 1997, he was Vice President of International Operations. In nominating Mr. Mackey, the Nominating and Governance Committee noted Mr. Mackey’s extensive business experience in the retail industry and his continued quality service provided as a Board member of the Company.

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RICHARD E. WILSON

Mr. Wilson, age 53, has been a director since July, 2010. He is a member of the Strategy, Budget & Planning Committee. Mr. Wilson is the current President-Chief Executive Officer of the Company and has served in that capacity since February 19, 2010. From December, 2007 until he joined the Company, Mr. Wilson served as Principal of Corporate Alliance Group, a management consulting organization specializing in marketing, product development, planning, strategy and brand management for the retail and wholesale trade. Prior to forming Corporate Alliance Group, Mr. Wilson was Senior Vice President, General Merchandise, for BJ’s Wholesale Club from May~~,~~  2005 to February~~,~~  2007, where he was responsible for a $2 billion business including merchandising, marketing, private brand development, global sourcing and club presentation. From August 2003 to April 2005, Mr. Wilson was Senior Vice President, Home Furnishings for the Macy’s division of Federated Department Stores, Inc., the parent company of department stores such as Macy’s and Bloomingdale’s. Mr. Wilson has also previously served as an executive with the Filene’s division of May Department Stores. In nominating Mr. Wilson, the Nominating and Governance Committee noted his extensive experience in successfully managing and operating retail companies.

TERRENCE M. BABILLA

Mr. Babilla, age 52, has been a director since September, 2010. He is the Chairman of the Compensation Committee and is a member of both the Strategy, Budget & Planning Committee and the Nominating and Governance Committee. Mr. Babilla is President, Chief Operating Officer and General Counsel of BSN Sports, Inc., formerly known as Sport Supply Group, Inc. (“BSN”) based in Dallas, Texas, and has worked for BSN in various capacities since 1995. Prior to joining BSN, Mr. Babilla was a partner in the corporate and securities group of Hughes and Luce, LLP, a law firm in Dallas, Texas. Mr. Babilla received his Juris Doctorate from the University of San Diego. His undergraduate degree is in Finance from Arizona State University, where he graduated Magna Cum Laude. In nominating Mr. Babilla, the Nominating and Governance Committee noted his diverse and extensive experience in both managing a company and in the practice of business law.

PAUL T. DAVIES

Mr. Davies, age 68, has over 40 years of experience in the consumer product and retail industries. For the past five years, Mr. Davies has been a partner at the Clear Thinking Group, LLC, a consulting company that focuses on financial advisory, performance improvement, business diagnostics and advisory services for retail and manufacturing entities. Before Mr. Davies’s position at the Clear Thinking Group, LLC, Mr. Davies held various senior executive officer positions in the retail industry including being an Executive Vice President at Value City Department Stores, President and Chief Executive Officer of Garden Ridge, President and Chief Executive Officer of Champs Sports, President and Chief Executive Officer of Woolworth Stores, President and Chief Executive Officer of Waccamaw, Senior Vice President and General Merchandising Manager of Marshall’s, Interim Chief Merchandising Officer of KayBee Toy & Hobby, and Senior Vice President of Famous Barr Department Stores (a division of May Department Stores). In nominating Mr. Davies, the Nominating and Governance Committee noted his extensive experience and management positions held in the retail industry.

LESLIE A. BALL

Leslie Ball, age 68, also has over 40 years of experience in the retail industry. Mr. Ball is the current Vice Chairman of Cinsay, Inc. and has served in that position since 2008. Prior to providing services at Cinsay, Inc., Mr. Ball served as Chief Executive Officer of Corral West Ranch & Workwear, which is a specialty retail chain Mr. Ball helped build from 39 to 140 stores, from 1994-2008. Mr. Ball also spent 22 years in various positions at Macy’s, Inc., including Senior Vice President, Chairman and Chief Executive Officer of Macy’s Midwest Division, President of Macy’s South Division, President of Macy’s Wholesale Division, and President of Macy’s East Division. In addition, Mr. Ball also served as Executive Vice President of Montgomery Wards and President of its foreign offices and softgoods division. In nominating Mr. Ball, the Nominating and Governance Committee noted his extensive experience in successfully growing and operating retail companies and providing services as an executive officer for entities in the retail industry.

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INFORMATION ON OPPOSING SLATE OF DIRECTOR NOMINATIONS AND BACKGROUND OF THE SOLICITATION

Certain parties have collaborated to solicit proxies for the election of an opposing slate of Company directors. VICF submitted a nomination letter to the Company on February 14, 2014, as supplemented on March 4, 2014 (the “VICF Nomination Letter”) nominating a slate of five (5) director candidates to be elected to the Board of Directors at the 2014 Annual Meeting. Thereafter, MPWMI submitted a nomination letter to the Company on March 6, 2014 nominating a slate of five (5) director candidates to be elected to the Company’s Board of Directors at the 2014 annual meeting of stockholders of the Company. Subsequently, the members of the Opposing Group, including MPWMI and VICF, entered into a Solicitation Agreement on April 1, 2014 to collaborate together to solicit proxies for a jointly agreed upon opposing slate of director nominees. Then, in response to the Company’s determination to expand the Board of Directors from five to seven members on May 5, 2014, the Opposing Group entered into an Amended and Restated Solicitation Agreement dated May 14, 2014 whereby such parties are collaborating together to nominate, and solicit proxies for, an opposing slate of seven director nominees. The persons being nominated as members to the Company’s Board of Directors by the Opposing Group include: John M. Climaco, Stanley B. Latacha, David W. Pointer, Robert J. Sarlls, Dilip Singh, William L. Lechtner and Mark D. Stolper (the “Opposing Directors”). On May 21, 2014, VICF and MPWMI filed a preliminary proxy statement with the Securities and Exchange Commission to solicit votes for the slate of Opposing Directors.

In order to meet the best interests of the Company, the Board of Directors unanimously recommends that you vote for the election of each of the director nominees proposed by the Board of Directors. The Board of Directors does not endorse the nominees proposed by the Opposing Group and strongly urges you not to sign or return any proxy cards sent to you by the Opposing Group. If you have previously submitted a proxy card sent to you by the Opposing Group, you can revoke that proxy and vote for the nominees proposed by the Board of Directors by using the enclosed proxy card. Only the latest validly executed proxy card that you submit will be counted at the Annual Meeting. If you have any questions or if you need assistance in voting, please call the Company’s proxy solicitor, Georgeson Inc., toll free at 1-888-666-2594.

CERTAIN INFORMATION CONCERNING THE BOARD AND ITS COMMITTEES

Standing Committees; Meetings; Independence

Pursuant to the Company’s Bylaws, the Board of Directors has established four standing committees: Audit Committee, Compensation Committee, Strategy, Budget & Planning Committee and the Nominating and Governance Committee. The current members of each standing committee are as follows: Audit Committee - Messrs. Logue (Chairman), Mackey and Winsten; Compensation Committee - Messrs. Babilla (Chairman), Mackey, and Winsten; Strategy, Budget & Planning Committee - Messrs. Winsten (Chairman), Babilla, Mackey, and Wilson; and Nominating and Governance Committee - Messrs. Logue (Chairman), Babilla, and Winsten.

During Fiscal 2014, the Board of Directors held a total of 17 meetings, including both quarterly meeting and special meetings. The Audit Committee held five meetings. The Compensation Committee held one meeting, the Strategy, Budget & Planning Committee held two meetings and the Nominating and Governance Committee held one meeting. All of the directors attended at least 75% of the meetings of the Board of Directors and the committees of the Board of Directors on which they served during Fiscal 2014.

In addition to the Company’s four standing committees, during Fiscal 2014 the Board of Directors created a special committee (the “Special Committee”) to evaluate the terms of a certain proposed merger of the Company with Mallard Parent, LLC and M Acquisition Corporation, both of which are owned by an affiliate of Argonne Capital Group, LLC (the “Merger”). At a special meeting of the stockholders called to vote on the Merger on October 30, 2013, the Merger failed to receive the requisite stockholder approval and did not move forward. The Special Committee consisted of Royce Winsten and Terrence M. Babilla and met 19 times during Fiscal 2014.

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The Company’s policy is to ask directors to attend the annual meeting of stockholders. All of the directors attended the Company’s last annual meeting.

The Board of Directors has determined that a majority of its members are independent as defined in the applicable Listing Standards and Marketplace Rules of the NASDAQ Stock Market. The Board of Directors has determined that all of the members of each the Audit, Compensation and Nominating and Governance Committees are independent as required by applicable Listing Standards and Marketplace Rules of the NASDAQ Stock Market.

Nomination Process; Stockholder Nominations

The Nominating and Governance Committee is comprised of directors which the Board has determined are all independent directors in compliance with the applicable Listing Standards and Marketplace Rules of the NASDAQ Stock Market. The Nominating and Governance Committee does not have a Nominating and Governance Committee Charter.

In identifying nominees for the Board of Directors, the Nominating and Governance Committee relies on personal contacts of its members and management. The Nominating and Governance Committee will also consider candidates recommended by stockholders in accordance with the policies and procedures set forth in this proxy statement. However, the Nominating and Governance Committee may choose not to consider an unsolicited candidate recommendation if no vacancy exists on the Board. The Nominating and Governance Committee does not have a separate formal policy on the consideration of nominees recommended by stockholders. Instead, the Nominating and Governance Committee has determined that it is appropriate to evaluate all potential nominees on the same criteria as discussed in the following paragraphs.

The Nominating and Governance Committee may, in its discretion, use an independent search firm to identify nominees. The Nominating and Governance Committee did not use an independent search firm to identify any of the nominees presented for election at this year's annual meeting.

The Nominating and Governance Committee members evaluate each potential nominee in the context of the Board as a whole, with the objective of recommending a group of nominees that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment, using its diversity of experience in finance, retail and general business, as well as strategic thinking, business management, capital markets and corporate governance. The Nominating and Governance Committee members evaluate each nominee to ensure that each nominee has the following minimum qualifications: high integrity, business savvy, stockholder orientation and a general interest in the Company. The Nominating and Governance Committee evaluates nominees selected by the members of the Nominating and Governance Committee and/or recommended by the Board and the nominees recommended by stockholders, if any, in the same fashion. In determining whether to recommend a director for re-election, the Nominating and Governance Committee members also consider the director’s past attendance at meetings and participation in and contributions to the activities of the Board members. As a matter of practice, when evaluating recommended nominees for directors, the Nominating and Governance Committee members consider the nominee’s character, judgment, independence, financial or business acumen, diversity of experience and ability to represent and act on behalf of all stockholders, as well as the needs of the Board.

Neither the Nominating and Governance Committee nor the Board has a formal policy regarding the diversity of the Board and director nominees. However, the Nominating and Governance Committee and the Board strive to have a Board that represents diverse experience in business, management and leadership backgrounds, education, and other areas that are relevant to the Company’s business. In assessing diversity, the Nominating and Governance Committee evaluates each candidate’s individual qualities in the context of how that candidate would relate to the Board as a whole.

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Stockholders who wish to recommend candidates for consideration by the Board in connection with next year’s annual meeting should submit the candidate’s name and related information in writing to the Chairman of the Nominating and Governance Committee, in care of the Company’s Corporate Secretary, at 751 Freeport Parkway, Coppell, Texas 75019, on or before May 2, 2015. In addition to the name of the candidate, a stockholder should submit:

•	his or her own name and address as they appear on the Company’s records;

•	if not the record owner, a written statement from the record owner of the shares that verifies the recommending stockholder’s beneficial ownership and period of ownership and that provides the record owner’s name and address as they appear on the Company’s records;

•	a statement disclosing whether such recommending stockholder is acting with or on behalf of any other person, entity or group and, if so, the identity of such person, entity or group;

•	the written consent of the person being recommended to being named in the proxy statement as a nominee if nominated and to serving as a director if elected; and

•	pertinent information concerning the candidate’s background and experience, including information regarding such person required to be disclosed in solicitations of proxies for election of directors under Regulation 14A of the Securities Exchange Act of 1934, as amended.

Board Leadership

The Company separates the roles of Chairman of the Board and President-Chief Executive Officer of the Company. Our current Chairman of the Board is Royce Winsten. Mr. Winsten is not an employee or executive officer of the Company. During Fiscal 2014, Richard E. Wilson served as President-Chief Executive Officer of the Company. Mr. Wilson is a member of the Board of Directors, but does not serve as the Chairman of the Board. The Board does not have a leading or presiding director, except for the Chairman of the Board noted above. The Board has concluded that the current leadership structure, with the separation of the Chairman of the Board and the President-Chief Executive Officer, is appropriate and meets the best interests of the stockholders. The current leadership structure allows the Chairman of the Board to concentrate on Board of Directors’ duties and obligations and the President-Chief Executive Officer to focus on the Company’s business, administrative, and operational functions.

The Board of Director’s Role in Risk Oversight

The Board of Directors and its committees have an important role in the Company’s risk oversight, management and assessment process. The Board regularly reviews with management the Company’s financial and business strategies, and those reviews include a discussion of relevant material risks as appropriate. The Board discusses, as appropriate, its risk oversight and assessment, as well as any material risks to the Company, with the Company’s outside general counsel. In addition, the Board delegates risk management responsibilities to the Audit Committee, Nominating and Governance Committee, and Compensation Committee, which committees are each all comprised of independent directors.

The Audit Committee, as part of its charter, oversees the Company’s risk oversight, management and assessment of the Company. The Nominating and Governance Committee, as part of its duties, oversees and assesses the risks associated with the corporate governance and ethics of the Company. The Compensation Committee is responsible for overseeing the management of risks relating to executive compensation. In addition, as discussed under “Executive Compensation Risk Considerations” below, the Compensation Committee also, as appropriate, assesses the risks relating to the Company’s overall compensation programs.

While the Audit Committee, Nominating and Governance Committee, and Compensation Committee oversee the management of the risk areas identified above, the entire Board is regularly informed through committee reports about such risks. This enables the Board and its committees to coordinate the risk management, assessment and oversight roles.

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Audit Committee

The Audit Committee is a committee of the Board of Directors that consists solely of independent directors as defined by applicable NASDAQ Listing Standards and Marketplace Rules. The Audit Committee assists the Board of Directors in fulfilling its oversight of (a) the integrity of the Company’s financial statements, financial reporting process and internal control system, (b) the Company’s compliance with legal and regulation requirements, (c) the independent auditor qualifications and independence, (d) the performance of the Company’s independent accountants, and (e) the system of internal controls, disclosure controls and procedures established by management. The Audit Committee is expected to maintain and encourage free and open communication with the independent accountants, management of the Company and the Board, and should foster adherence to the Company’s policies, procedures and practices at all levels. The Audit Committee is responsible for selecting, engaging and evaluating the performance of the Company’s independent accountants and for approving the scope of the engagement and the terms of their engagement letter. The Audit Committee is responsible for and has adopted a policy and procedure regarding the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

The Board of Directors has determined that Dennis E. Logue is an “audit committee financial expert,” as defined in Item 407(d)(5) of the Securities and Exchange Commission (“SEC”) Regulation S-K. The Board determined that Mr. Logue is independent, as independence for audit committees is defined in the applicable Listing Rules of the NASDAQ National Stock Market. Under SEC regulations, a person who is determined to be an audit committee financial expert will not be deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as a result of being identified as an audit committee financial expert. Further, the designation or identification of a person as an audit committee financial expert does not impose any duties, obligations or liability on such person that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification and does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

During Fiscal 2014, the Audit Committee extensively analyzed the performance of Grant Thornton LLP and the fulfillment by Grant Thornton LLP of the Company’s expectations. After taking into consideration Grant Thornton LLP’s performance as discussed above, the Audit Committee determined that Grant Thornton LLP should be appointed as the Company’s independent registered public accounting firm for external audits for Fiscal 2015.

The Audit Committee is governed by the Amended and Restated Audit Committee Charter (the “Charter”). A copy of the Charter is available on the Company’s website, which is located at www.alcostores.com. Once you are at the Company’s website, you must click on “Investors.” Once you are on the Investors web page, you must click on the “Corporate Governance” link. Once you are on the Corporate Governance web page, you may click on a link to access the Charter. You may access the Corporate Governance page directly by going to the following link: http://www.alcostores.com/company_information/investor_relation/ALCO_Corp_Goverance.html.

The information in or referenced to in the previous paragraph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Audit Committee Report

The Audit Committee has reviewed and discussed the Company’s audited consolidated financial statements for the fiscal year ending February 2, 2014, with management and the independent accountants. The Audit Committee has also discussed and reviewed with the independent accountants the matters required to be discussed by Statements on Auditing Standards No. 61, as amended, “Communication with Audit Committees,” as adopted by the Public Company Accounting Oversight Board in ~~Rule 3200T~~Auditing Standard No. 16, which relates to the accountants’ judgment about the quality of the Company’s accounting principles, judgments and estimates, as applied in its financial reporting.

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In addition, the Audit Committee has received the written disclosures and the letter from the independent public accountants required by the applicable standards of the Public Company Accounting Oversight Board, relating to the independent accountant’s communication with the audit committee concerning the accountants’ independence from the Company and its subsidiaries and has discussed with the independent public accountants their independence. The Audit Committee has considered whether other non-audit services provided by the independent accountants to the Company are compatible with maintaining the auditor’s independence and has discussed with Grant Thornton LLP the independence of that firm.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended February 2, 2014, for filing with the SEC.

This report is made over the name of each continuing member of the Audit Committee at the time of such recommendation, namely:

Dennis E. Logue (Chairman)

Lolan C. Mackey

Royce Winsten

The Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Compensation Committee

The Compensation Committee is comprised of three members and all members of the Compensation Committee meet the definition of “independent” under the applicable NASDAQ Listing Standards and Marketplace Rules. The Compensation Committee has general responsibility for the establishment, direction and administration of all aspects of the compensation policies and programs for the Company’s executive officers, including the President-Chief Executive Officer’s compensation. The President-Chief Executive Officer and other executive officers may attend Compensation Committee meetings and make recommendations, but they may not be present during discussions regarding their own compensation. Although, the ultimate responsibility for approving the compensation programs of our named executive officers rests with the Board. The Compensation Committee also administers the Company’s 2012 Equity Incentive Plan and the Non-Qualified Stock Option Plan for Non-Management Directors. Although it may choose to do so in the future, in recent years the Compensation Committee has not used a consultant in considering compensation policies and programs for executive officers but relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management and informal review and discussion of the practices of companies whose business is deemed similar to the Company’s by the Compensation Committee.

The Compensation Committee adopted a Compensation Committee Charter on April 4, 2007, a copy of which is available on our website at www.alcostores.com. Once you are at the Company’s website, you must click on “Investors,” and then on the Investors page you must click on the “Corporate Governance” link. Once you are on the Corporate Governance web page, you may click on a link to access the Compensation Committee Charter. You may access the Compensation Committee Charter directly, by going to the direct link of the Corporate Governance page, which is: http://www.alcostores.com/company_information/investor_relation/ALCO_Corp_Goverance.html.

See “EXECUTIVE COMPENSATION AND OTHER MATTERS – Compensation Discussion and Analysis” for further information on the processes we follow in setting compensation.

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Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is now or was at any time during the past year an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, or had any relationship with the Company requiring disclosure.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth below in this Proxy Statement and based on such review and discussion recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee Members:

Terrence M. Babilla (Chairman)

Lolan C. Mackey

Royce Winsten

The Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Executive Summary

The Compensation Committee is tasked with discharging the Board of Directors’ responsibilities related to oversight of the compensation of our directors and officers and ensuring that our executive compensation program meets our corporate objectives. This Compensation Discussion and Analysis is a discussion and analysis of the various executive compensation policies, programs and practices developed by the Compensation Committee, and is intended to provide insight into the Compensation Committee’s decision making process for determining the compensation for our Fiscal 2014 named executive officers, including:

•	Richard E. Wilson, age 53, has served as the Company’s President-Chief Executive Officer since February 19, 2010. From December~~,~~  2007 until he joined the Company, Mr. Wilson served as Principal of Corporate Alliance Group, a management consulting organization specializing in marketing, product development, planning, strategy and brand management for the retail and wholesale trade. Prior to forming Corporate Alliance Group, Mr. Wilson was Senior Vice President, General Merchandise, for BJ’s Wholesale Club from May~~,~~  2005 to February 2007, where he was responsible for a $2 billion business including merchandising, marketing, private brand development, global sourcing and club presentation. From August~~,~~  2003 to April~~,~~  2005, Mr. Wilson was Senior Vice President, Home Furnishings for the Macy’s division of Federated Department Stores, Inc., the parent company of department stores such as Macy’s and Bloomingdale’s. Mr. Wilson has also previously served as an executive with the Filene’s division of May Department Stores.

•	Wayne S. Peterson, age 55, joined the Company as its Senior Vice President-Chief Financial Officer on September 20, 2010. Mr. Peterson served as Chief Financial Officer of Minyard Foods, Inc., a privately-held regional supermarket retailer, which operates a total of 60 stores in the Dallas/Fort-Worth area from 2006 until he joined the Company. From 2002-2005, Mr. Peterson served as the Executive Vice President, Chief Financial Officer, Secretary, and Director of Copeland’s Enterprises, Inc., a privately held regional specialty retailer of sporting goods. Mr. Peterson has held the position of Chief Financial Officer for retail companies for 20 years.

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•	Tom L. Canfield, Jr., age 60, served as our Senior Vice President – Logistics/Administration from 2006-May 31, 2014. Mr. Canfield resigned from his position at the Company on April 17, 2014, effective as of May 31, 2014. From 1973 to 2006, Mr. Canfield served in various capacities with the Company. Mr. Canfield has over 40 years of experience with the Company.

Our mission as a company is to be the best broadline retailer in America, serving smaller, hometown communities. We strive every day to achieve that goal with our work ethic, quality selection of goods, competitive prices, and friendly service of bygone days.

The Compensation Committee has designed our executive compensation program to reflect its philosophy that executive compensation should be directly linked to our Company’s mission, corporate performance and increased stockholder value. Relative to other companies, we believe that our program is relatively simple and conservative. For our most senior executive officers, the program consists primarily of three elements – base salary, an opportunity for an annual cash incentive award and an opportunity for equity incentives. Base salary increases, the size of the annual cash incentive awards and the size of the stock option awards for our most senior executive officers are determined in large part by reference to return on equity and other goals established by the Compensation Committee. These goals, even at the lowest level at which compensation can be awarded, are intended to be difficult to achieve relative to our prior year’s performance and relative to our competitors’ projected performance for the year. Furthermore, certain equity incentives granted such as stock options will only have value if the price of our common stock increases after the date of grant. See “Elements of Executive Compensation” below for a discussion of base salary increases, annual cash incentive awards and equity awards granted to our named executive officers in Fiscal 2014.

Compensation Objectives and Philosophy

The Company’s executive compensation program is designed to accomplish the following objectives:

•	To attract and retain motivated executives who substantially contribute to the Company’s long-term success and the creation of stockholder value;
•	To reward executives when the Company performs financially or operationally well;
•	To align the financial interests of our executives with the interests of our stockholders; and
•	To be competitive with the Company’s industry without targeting or setting compensation at specific benchmark percentiles.

Our philosophy is to balance the named executive officers’ short-term compensation with long-term compensation in order to align their interests with the interests of our stockholders. Within this framework, the Compensation Committee strives to maintain executive compensation that is fair, reasonable, and competitive.

Our philosophy and objectives are implemented through our executive compensation program, which is comprised of the following primary elements:

•	Base salary and benefits are designed to attract and retain employees over time.

•	Annual cash awards are designed to focus employees on the objectives set by the Company for a particular year for overall Company performance goals. These goals are set to a level consistent with the Company’s business plan and philosophy, including enhancement of stockholder value.

•	Long-term equity incentives are awarded under the Company’s 2012 Equity Incentive Plan to align our management's interests with that of our stockholders.

The Compensation Committee is afforded sufficient flexibility to use these elements, in addition to other benefits, in a way that it believes will accomplish its objectives.

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Compensation Setting Process

Each year, the Compensation Committee approves executive compensation based upon a number of factors and reference points, and does not set executive compensation at specific benchmark percentiles or based on a formula-driven framework. This enables the Compensation Committee to be responsive to the Company’s financial and operational performance, the competitive pay information within the Company’s industry, and the current dynamics of the labor market. In approving the named executive officers’ individual pay components and total direct compensation, the Compensation Committee generally considers one or more of the following factors and reference points:

•	The Company’s financial and operational performance;
•	Historical compensation levels;
•	The role and responsibilities of the named executive officers;
•	Evaluations of the named executive officers’ performance;
•	Competitive pay information within the Company’s industry; and
•	Any recommendations of the Company’s Chief Executive Officer.

The Company does not have a specific policy, practice, or formula regarding the allocation of total direct compensation between (a) base salary and incentive awards, (b) cash performance bonus and equity incentive awards, or (c) total cash compensation and total equity incentive awards.

The Compensation Committee has not engaged a compensation consultant in recent years to assist it in designing and implementing the Company’s executive compensation program, but instead has relied on the experience of its members. The Compensation Committee approves individual pay components and total direct compensation levels based upon its subjective judgment and discretion as to the overall fairness and competitiveness of the named executive officers’ compensation.

How We Determine Compensation

The Compensation Committee has general responsibility for establishing, directing and administering of all aspects of the compensation policies and programs for executive officers, although the ultimate responsibility for approving the compensation programs of our named executive officers rests with the Board.

The Compensation Committee met during the course of Fiscal 2014 to review issues with respect to executive compensation matters. The agenda for each meeting of the Compensation Committee is prepared and/or approved by the chairman of the Compensation Committee in advance of the meeting. The chairman of the Compensation Committee may, but is not required to, invite members of management or other members of our Board of Directors to attend portions of meetings as deemed appropriate. The President-Chief Executive Officer and certain other executive officers may attend Compensation Committee meetings, but are not present during discussions or deliberations regarding their own compensation. In Fiscal 2014, Richard E. Wilson, as the Company’s President-Chief Executive Officer was the only executive officer that had a material role in determining executive compensation. For Fiscal 2014, the President-Chief Executive Officer set the goals and objectives for each other named executive officer, provided input as to whether each other named executive officer met such goals and objectives, and made recommendations to the Compensation Committee regarding any adjustments to the other named executive officers’ compensation. The President-Chief Executive Officer did not make any recommendations to the Compensation Committee regarding his compensation in Fiscal 2014 and was not involved in any discussions or vote upon the compensation pay raise he received in Fiscal 2014. The President-Chief Executive Officer’s compensation in Fiscal 2014 was based on his employment contract entered into on February 15, 2010 as well as the terms of the Company’s 2012 Equity Incentive Plan and the Bonus Plan (as hereinafter defined under the Annual Cash Incentive heading). The Compensation Committee has complete authority to accept, modify or reject the President-Chief Executive Officer’s recommendations regarding executive compensation.

Although it may do so in the future, in recent years the Compensation Committee has not used a consultant in considering compensation policies and programs for executive officers, but relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management and informal review and discussion of the practices of companies whose business is deemed similar to the Company’s by the Compensation Committee.

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Role of Peer Analysis in Compensation Determinations

As indicated above, one of the factors that the Compensation Committee considers in setting executive compensation is competitive pay information within the Company’s industry. The Compensation Committee compares the individual pay components (i.e., base salary, cash incentive awards, and long-term incentive awards) and total direct compensation (i.e., base salary, cash incentive awards, long-term incentive awards and all other compensation) of each of the named executive officer against a peer group of publicly traded retail companies (the “Peer Group”). The retail companies comprising the Peer Group were:

Dollar General Corporation	Family Dollar Stores, Inc.
Target Corporation	Fred’s Inc.

The Compensation Committee selected these companies because they are in the same industry as the Company and the Company believes that it competes with these companies for employee talent. The Compensation Committee elected not to use the peer group utilized in the Company’s stock performance graph for purposes of assessing executive compensation, as the Compensation Committee believes the above companies better represent the Company’s direct competitors for employee talent. All of the above peer companies are much larger than the Company in terms of assets, revenues, and market capitalization. The Compensation Committee realizes this size disparity and takes the disparity into account when reviewing the Peer Group in the context of evaluating and setting the individual pay components and total direct compensation of the named executive officers. Furthermore, the Compensation Committee believes that designing its executive compensation program to be competitive with the Peer Group promotes the Company’s recruitment and retention efforts.

Notwithstanding the above, the Compensation Committee does not target or set executive compensation to specific benchmark percentiles. The competitive pay information derived from the Peer Group is one of a number of factors and reference points used by the Compensation Committee, which other factors and reference points include the Company’s financial and operational performance; historical compensation levels; the role and responsibilities of the named executive officers; evaluations of the named executive officers’ performance; and any recommendations of the Company’s President-Chief Executive Officer. The competitive pay information is not, by itself, material to the Compensation Committee’s determination of the individual pay components and total direct compensation of the named executive officers. The same is true for the other factors and reference points listed above. Consequently, depending upon one or more of these other factors and reference points, a named executive officer’s individual pay components and total direct compensation may be below, within, or above the median of the competitive pay information.

The Compensation Committee approves individual pay components and total direct compensation levels based upon its subjective judgment and discretion as to the overall fairness and competitiveness of the named executive officers’ compensation. The peer analysis helps to provide the Compensation Committee the framework necessary to make these determinations, as well as to assist it in determining whether the named executive officers’ compensation levels will accomplish the objectives of the Company’s executive compensation program.

Elements of Executive Compensation

As noted above, the principal ongoing components of our compensation program consists of base salary, the opportunity to earn annual bonuses based on Company performance and long-term equity based incentives.

Base Salary. In the course of establishing base salaries with our executive officers, we strive to take into account each individual’s level of experience and anticipated skills and contribution to us, our geographic location and informal market surveys indicating what competitive salaries might be. In setting base salaries of executive officers other than the President-Chief Executive Officer, the Compensation Committee also takes into account recommendations made by the President-Chief Executive Officer.

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When considering annual adjustments to the base salary of the President-Chief Executive Officer, the Compensation Committee typically takes into account the Company’s performance and the Compensation Committee’s assessment of his effectiveness in the performance of his duties.

The Compensation Committee’s decision to adjust a named executive officers’ base salary have been made in the Compensation Committee’s subjective discretion and was not tied to a mathematical formula measuring achievement of quantitative criteria. In reaching its decision to adjust a named executive officer’s base salary, the Compensation Committee may consider such factors as, among others: (1) overall Company performance; (2) the President-Chief Executive Officer’s recommendations (except for the President-Chief Executive Officer’s own compensation); (3) a subjective assessment of the named executive officer’s performance; (4) an analysis of Peer Group data, as appropriate; (5) the named executive officer’s existing base salary level and his or her length of service with the Company; and (6) the named executive officer’s overall contribution to the Company’s business. As discussed below, base salaries may also be adjusted as a result of a named executive officer assuming additional responsibilities within the Company.

In consideration of each of the named executive officer’s continued dedication to the Company and based upon the criteria set forth above, the Compensation Committee of the Company's Board of Directors met on May 24, 2013 and unanimously approved an increase of the base salary of Wayne S. Peterson effective as of June 1, 2013. Wayne S. Peterson’s base salary was increased from $265,000 to $275,000. Richard E. Wilson and Tom L. Canfield, Jr.’s base salary were not increased during Fiscal 2014.

The salaries shown in the Summary Compensation Table reflect annual adjustments from the beginning of Fiscal 2014 to the base salaries of the named executive officers present to the end of Fiscal 2014. Adjustments are sometimes made as a result of a promotion or other change in duties.

The base salaries of the named executive officers during Fiscal 2014 are listed below:

Name	Base Salary
Richard E. Wilson	$486,000
Wayne S. Peterson	$275,000
Tom L. Canfield, Jr.	$220,000

Annual Cash Incentive. We believe that a portion of an executive officer’s total annual compensation should be incentive-based and that by rewarding good performance, such arrangements help align the interests of our named executive officers with those of our stockholders. Consequently, in Fiscal 2014, the Compensation Committee adopted a bonus plan for certain officers of the Company, including those that hold the title of a Chief Executive Officer, Chief Financial Officer, Senior Vice President, Vice President and/or Director. On May 24, 2013, the Compensation Committee of the Board of Directors of the Company met and approved a new comprehensive incentive bonus plan for certain employees of the Company commencing in Fiscal 2014 and continuing until future action of the Compensation Committee (the "Bonus Plan"), which provides certain employees of the Company a bonus equal to a certain percentage of an individual's salary based upon the Company's Return on Equity (ROE) for the applicable fiscal year. ROE, for any fiscal year, means earnings from continuing operations before discontinued operations for such period, excluding cumulative changes in accounting and one-time termination benefits recognized in accordance with FAS 146, divided by the stockholders’ equity at the end of the immediately preceding fiscal year. Excluded from the calculation of ROE are any one-time event(s) occurring outside of the ordinary course of business of the Company, which materially affect the Company's earnings for any fiscal year, either positively and negatively (a "One-Time Event"). The Compensation Committee has the authority and sole discretion to determine that a certain event is a One-Time Event that may be excluded from the calculation of ROE. The Bonus Plan is attached to the Form 8-K filed by the Company on May 31, 2013. To be eligible to receive a bonus under the Bonus Plan, an employee must be a full-time employee of the Company in good standing on both the first and the last day of the applicable fiscal year. The below chart sets forth the amount of bonus an eligible employee is granted based upon Company ROE.

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The Company's Return on Equity Percentage
	3.49% or less	3.5% - 5.49%	5.5% - 7.49%	7.5% - 9.99%	10% - 12.49%	12.5% - 14.99%	15%- 17.49%	17.5 % or more
Company Position
CEO	No Bonus	25% of Salary	37.5% of Salary	50% of Salary	75% of Salary	100% of Salary	125% of Salary	150% of Salary
CFO	No Bonus	20% of Salary	30% of Salary	40% of Salary	50% of Salary	60% of Salary	70% of Salary	80% of Salary
SVP/VP	No Bonus	17.5% of Salary	26.25% of Salary	35% of Salary	40% of Salary	45% of Salary	50% of Salary	50% of Salary
Director	No Bonus	10% of Salary	15% of Salary	20% of Salary	25% of Salary	25% of Salary	25% of Salary	25% of Salary

The Bonus Plan provides that in the event that any bonus was paid on financial information which is later determined to be materially overstated and results in any financial restatement, which would have lessened the amount paid to any employee under the Bonus Plan, then an employee must reimburse the Company, or have the Company offset against additional amounts owed to such employee under an employment agreement or otherwise, any such bonus overpayment within thirty days of the Company determining that there was an overpayment made to such employee. In the event that any bonus was paid, or was not paid, based on financial information which is later determined to be materially understated and results in any financial restatement, which would have increased the amount paid to any employee under the Bonus Plan, then the Company will pay such employee an amount equal to the difference between the bonus that should have been received by such employee under the Bonus Plan, and the amount actually received by such employee under the Bonus Plan, within thirty days of the Company determining that there was an underpayment made to such employee.

Furthermore, our current employment agreements (see the discussion under the heading "Employment Agreements" of this proxy statement for a discussion of the Company's employment arrangements with certain executive officers) provide that bonuses must be repaid to the extent they are paid based on financial information that is later determined to be overstated due to (1) a material (as determined by the Compensation Committee, which decision is binding and unappealable) mistake, miscalculation or intentional misstatement by the Company; or (2) the material (as determined by the Compensation Committee, which decision is binding and unappealable) noncompliance of the Company with any financial reporting requirement under federal or state securities laws and results in any financial restatement, which would have lessened the amount of any bonus paid to an employee, or have a similar claw back provision.

The Company’s ROE was -34.7% in Fiscal 2014. Therefore, none of the named executive officers received a bonus for Fiscal 2014.

Further discussion of the Bonus plan and other bonus provisions with regard to each named executive officer are described below.

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Richard E. Wilson

In addition to the Bonus Plan set forth above, Mr. Wilson’s employment agreement sets forth separate bonus provisions. These provisions do not provide Mr. Wilson a bonus in addition to a bonus under the Bonus Plan and, instead, in the event Mr. Wilson was provided a bonus, it would be one bonus that complies with both the terms of the Bonus Plan and his employment agreement. The Bonus Plan adopted by the Compensation Committee provides for the same amount of bonus as set forth in Mr. Wilson’s employment agreement if the Company has an ROE of 7.5% or above. However, the Bonus Plan provides for additional bonus incentives, not included in Mr. Wilson’s employment agreement, if the Company’s ROE is 3.5% to 7.49%, as provided in the chart above. If the Company meets any of the bonus targets, Mr. Wilson shall only be provided one bonus payment that complies with the terms of both the Bonus Plan and his employment agreement. The terms of Mr. Wilson’s bonus under his employment agreement is discussed in the following paragraphs.

The Company entered into an employment agreement with Mr. Wilson on February 15, 2010. In order to entice Mr. Wilson to enter into such employment agreement, the Compensation Committee included in his employment agreement a defined bonus amount based on specified ROE targets for certain performance periods. This defined bonus amount was determined through the course of an arms-length negotiation of his employment agreement. As part of these negotiations, the Compensation Committee considered Mr. Wilson’s role and responsibilities within the Company and analyzed the terms of the same or similar arrangements for comparable executives employed by one or more of the retail companies in our Peer Group and other published compensation survey data, including the Report of the NACD Blue Ribbon Commission on Executive Compensation and the Role of the Compensation Committee, but the defined bonus amount was ultimately set in the Compensation Committee’s subjective judgment and discretion as to the overall fairness and competitiveness of their compensation and was not based on a formula-driven framework.

Mr. Wilson's first performance period began on February 15, 2010 and ended on January 30, 2011 and all subsequent bonus periods begin at the start of each fiscal year subsequent to the first performance period and end at the end of such fiscal year. Mr. Wilson’s employment agreement provides that he will receive a bonus based on the Company’s ROE (as defined below) for the applicable performance period as follows:

ROE	Amount of Bonus
7.49% or less	No Bonus
7.5% to 9.99%	50% of base salary
10% to 12.49%	75% of base salary
12.5% to 14.99%	100% of base salary
15% to 17.49%	125% of base salary
17.5% or more	150% of base salary

Under Mr. Wilson’s employment agreement, ROE is defined as, for any 12 month period, earnings from continuing operations before discontinued operations for such period, excluding cumulative changes in accounting and one-time termination benefits recognized in accordance with FAS 146, divided by the stockholders’ equity at the end of the immediately preceding 12-month period. This is the same ROE calculation found in the Bonus Plan and the Bonus Plan for all officers also includes that One-Time Events (as defined above) are not included in the calculation of ROE. The Compensation Committee selected the performance measures of ROE to focus Mr. Wilson on creating long-term stockholder value and aligning his financial interests with the interests of the Company’s stockholders.

For Mr. Wilson’s performance period ended on February 2, 2014, the Company’s ROE was -34.7%. Therefore, Mr. Wilson will not receive a bonus for the performance period ended on February 2, 2014 under the provisions of his employment agreement or under the terms of the Bonus Plan.

All Other Named Executive Officers. The Company has also entered into employment agreements with each of the other named executive officers. These employment agreements generally provide that each named executive officer is entitled to participate in any bonus plan that the Compensation Committee of the Company's Board of Directors may adopt. Therefore, the other named executive officers are eligible to participate in the Bonus Plan.

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Wayne S. Peterson and Tom L. Canfield, Jr.

Under the terms of Mr. Peterson and Mr. Canfield’s employment agreements both are eligible to participate in any bonus plan that the Compensation Committee may adopt. Therefore, Mr. Peterson and Mr. Canfield are both eligible to participate in the Bonus Plan.

The employment agreements discussed above were determined through the course of arms-length negotiations. As part of these negotiations, the Compensation Committee considered each executive's role and responsibilities within the Company; provided, however, the bonus levels were ultimately set in the Compensation Committee’s subjective judgment and discretion as to the overall fairness and competitiveness of such officer’s compensation and was not based on a formula-driven framework.

Since the Company’s Fiscal 2014 ROE was -34.7%, neither Mr. Peterson nor Mr. Canfield received a bonus under the Bonus Plan for Fiscal 2014.

Long Term Incentives. In May 2003, the stockholders approved the 2003 ALCO Stores, Inc. Incentive Stock Option Plan and such plan was amended in 2010 to permit optionees to make a cashless, net exercise of their stock options (the 2003 ALCO Stores, Inc. Incentive Stock Option Plan, as amended is hereinafter referred to as the “2003 Plan”). There are 500,000 shares of Common stock authorized for issuance upon exercise of options under the 2003 Plan. The 2003 Plan had a term of ten years and options could no longer be granted under the 2003 Plan after May 2013. Therefore, the Compensation Committee created a new stock option plan that was voted upon by the Company’s stockholders during the 2012 annual meeting to replace the 2003 Plan.

On June 27, 2012, the stockholders approved the 2012 Equity Incentive Plan (the “2012 Plan”). There are 500,000 shares of Common stock authorized for issuance upon exercise of options under the 2012 Plan. As of June 6, 2014, options for 392,500 shares remained available for issuance under the 2012 Plan. Awards under the 2012 Plan may be granted to any employee, officer or consultant of the Company and its affiliates. The 2012 Plan is administered by the Compensation Committee of the Board of Directors, whose members are appointed by the Board. The Committee has broad discretion to administer the 2012 Plan, interpret its provisions, and adopt policies for implementing purposes of the 2012 Plan. This discretion includes the power to select the persons who will receive awards, determine the form, terms and conditions of any such awards, and interpret, construe and apply such terms and conditions. The Committee may delegate responsibilities under the 2012 Plan to other persons. The Chief Executive Officer provides recommendations to the Compensation Committee as to who might receive grants under the 2012 Plan. The Compensation Committee, in its sole discretion, selects the persons to receive options based on their past material contributions to the performance of the Company or the expectation that such person will make material contributions in the future.

In addition to stock options, the 2012 Plan includes awards of stock appreciation rights, restricted stock and other forms of stock based incentives, including restricted stock and stock bonus awards. The types of awards that may be issued under the 2012 Plan are summarized below:

•	Stock options represent the right to purchase shares of the Company’s common stock within a specified period of time for a specified price. The purchase price per share must be at least equal to the fair market value per share on the date the option is granted. Stock options may have a maximum term of ten years. The Compensation Committee has the flexibility to grant stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986 (the “Code”).

•	Stock appreciation rights entitle the holder to receive the appreciation in the fair market value of the shares of common stock covered by the award between the date the award is granted and the date the award is exercised. In general, settlement of a stock appreciation right will be made in the form of shares of common stock with a value equal to the amount of such appreciation, although the Compensation Committee may provide for cash settlement in whole or in part.

•	Restricted stock awards consist of the issuance of shares of common stock subject to certain vesting conditions and transfer restrictions that lapse based upon continuing service and/or the attainment of specified performance objectives. The holder of a restricted stock award may be given the right to vote and receive dividends on the shares covered by the award.

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•	Other forms of stock awards may be granted under the 2012 Plan, as determined by Compensation Committee. Such other forms of award may include, without limitation, restricted stock units, stock bonus awards and other awards related to shares of the Company’s common stock (in terms of being valued, denominated, paid or otherwise defined by reference to such shares). Restricted stock unit awards represent the right to receive shares of stock in the future, subject to applicable vesting and other terms and conditions. A restricted stock unit award is generally settled in shares of common stock at the time the award vests, subject to any applicable deferral conditions as may be permitted or required under the award. The holder of a restricted stock unit award may not vote the shares covered by the award unless and until the award vests and the shares are issued. Dividend equivalents may or may not be payable with respect to shares covered by a restricted stock unit award. All other stock awards may be subject to such vesting and other terms and conditions as the Compensation Committee may determine.

As discussed above, stock awards under the 2012 Plan are granted at fair market value. Under the terms of the 2012 Plan, “fair market value” is defined as: as of any date, the per share value determined as follows, in accordance with the applicable provisions of Section 409A of the Code: (1) the closing price of a share on a recognized national exchange or any established over-the-counter trading system on which dealings take place, or if no trades were made on any such date, the immediately preceding day on which trades were made; or (2) in the absence of an established market for the shares of the type described above, the per share fair market value thereof will be determined by the Compensation Committee in good faith and in accordance with applicable provisions of Section 409A of the Code.

The Compensation Committee does not have any formalized policy or procedures for the annual grant of stock options or other equity awards. Therefore, annual equity awards may or may not be made to the Company’s named executive officers. The grant of equity awards is determined by the Compensation Committee in its subjective discretion. In the past, the Compensation Committee has approved from time to time the grant of stock options upon the initial employment or promotion of a named executive officer or other key employee of the Company. Additionally, the Company does not have a formal policy on the timing of equity compensation grants in connection with the release of material non-public information to affect the value of compensation. In the event that material non-public information becomes known to the Compensation Committee prior to granting equity awards, the Compensation Committee will take the existence of such information under advisement and make an assessment in its business judgment whether to delay the grant of the equity award in order to avoid any impropriety.

In Fiscal 2014, the Compensation Committee awarded certain equity compensation to the named executive officers as follows:

Named Executive Officer	Stock Options Awarded	Restricted Stock
Richard E. Wilson	15,000	5,000
Wayne S. Peterson	7,500	2,500
Tom L. Canfield, Jr.	7,500	2,500

The equity compensation awarded in Fiscal 2014 includes Time Based Incentive Stock Options granted under the Company’s 2012 Plan and Restricted Stock granted under the Company’s 2012 Plan. On May 24, 2013, the Company granted both Time Based Incentive Stock Options ("Time Options") and Restricted Stock to each Mr. Wilson, Mr. Peterson, and Mr. Canfield.

Under the terms of the Time Options, each Mr. Wilson, Mr. Peterson and Mr. Canfield were granted the right to buy shares of the Company's common stock at a price equal to $9.31 per share. The grant date of the options is May 24, 2013. The aforementioned options vest in four equal annual installments beginning May 24, 2014; provided, however, the Time Options vest immediately upon a Change of Control as defined in the Company’s 2012 Plan. The Time Options will expire ten years from the grant date.

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Under the terms of the Restricted Stock granted, each of Mr. Wilson, Mr. Peterson and Mr. Canfield is granted Restricted Stock in the Company that converts to shares of common stock of the Company upon vesting. The grant date of the Restricted Stock is May 24, 2013. The Restricted Stock vests in four equal installments beginning May 24, 2014; provided, however, all of the Restricted Stock vests immediately upon a Change of Control, as defined in the Company’s 2012 Plan.

In determining if stock options should be awarded to the named executive officers in Fiscal 2014, whether set forth in an employment agreement or not, the Compensation Committee used its subjective judgment and discretion as to the overall fairness and competitiveness of such officer’s long-term incentive compensation and such determination was not based on a formula-driven framework. As part of its deliberations in determining if stock option awards should be granted, the Compensation Committee considered (1) the need to align the financial interests of the named executive officers with the Company’s stockholders, (2) each respective officer’s role and responsibilities within the Company, and (3) as applicable, the number of stock options awarded to each named executive officer in prior years. In addition, as discussed above, the Compensation Committee took into consideration the terms of the new employment agreements offered to the named executive officers of the Company discussed in detail below.

Severance Pay Arrangements. We compete in a marketplace where severance and change of control protections are commonplace and consequently, we have negotiated employment agreements containing termination and change of control provisions with our named executive officers to facilitate our ability to attract and retain them. The arrangements that we have agreed to are described fully under the section captioned “Potential Payments Upon Termination or Change of Control,” but generally provide for one year’s base salary and benefits continuation for all named executive officers, in accordance with each named executive officer’s employment agreement, following termination without cause or a change of control of the Company. The employment agreements between the Company Mr. Wilson, Mr. Peterson and Mr. Canfield do not provide for severance payments solely due to a Change of Control.

Other Annual Arrangements. Other than below, we do not provide perquisites of any significance and we do not have significant executive benefits, such as supplemental executive retirement plans or deferred compensation arrangements.

•	We paid premiums on a $100,000 life insurance policy for Mr. Canfield.*

•	The Company offers a 401(k) plan for all executive officers. However, during Fiscal 2014, the Company did not make any contributions to the 401(k) plan of any executive officers or any other Company employee in an effort to reduce expenses.

•	Mr. Wilson's employment agreement provided him a $30,000 allowance for moving expenses and legal fees related to his employment agreement and Mr. Peterson's employment agreement provided him a $50,000 allowance for moving expenses and legal fees related to his employment agreement.

* Due to Mr. Canfield’s resignation from the Company effective as of May 31, 2014, the Company will no longer pay the premiums for such life insurance policy after May 31, 2014. The Company does not pay life insurance premiums for any other executive officer.

Tax, Accounting and Other Considerations

Tax Considerations. Under IRC Section 162(m), publicly held companies may not deduct compensation paid to named executive officers to the extent that an executive’s compensation exceeds $1,000,000 in any one year, unless such compensation is “performance based.” Because our incentive programs have a retention purpose as well as an incentive purpose, our Compensation Committee generally has not viewed it as practicable or in our best interests to qualify compensation programs under 162(m). The non-qualifying compensation of any named executive officer did not approach the $1,000,000 limit in Fiscal 2014 and we do not anticipate any such compensation will approach this limit in Fiscal 2015.

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Accounting Considerations. With the adoption of FASB ASC Topic 718, we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the selection of forms of compensation.

Employment Agreements

Following is a list of the Fiscal 2014 named executive officers employed with the Company as of the last day of Fiscal 2014, with which we have entered into employment agreements:

Name	Effective Date

Richard E. Wilson	February 15, 2010
Wayne S. Peterson	March 15, 2012*
Tom L. Canfield, Jr.	March 15, 2012**

* Mr. Peterson’s employment with the Company terminated effective as of June 13, 2014. Therefore, the employment agreement between the Company and Mr. Peterson terminated on June 13, 2014.

** Mr. Canfield resigned from the Company on April 17, 2014, effective as of May 31. 2014. Therefore, the employment agreement between the Company and Tom L. Canfield, Jr. terminated on May 31, 2014.

The Compensation Committee believes that employment agreements are important to both our executives and to us in that the executive benefits from clarity of the terms of his or her employment, as well as protection from wrongful termination, while we benefit from nondisclosure and non-competition protection, enhancing our ability to retain the services of our executives. The Compensation Committee periodically reviews the terms of the employment agreements and amends them as necessary to remain competitive and to carry out its objectives. Details of the terms of the specific employment agreements are discussed elsewhere in this proxy statement.

Information Regarding Certain Named Executive Officers Who Are No Longer Employed With the Company

The Company did not pay any severance payments or other obligations to any former employees during Fiscal 2014. However, on June 1, 2014, the Company and Tom L. Canfield, Jr. entered into an Independent Contractor Agreement whereby Mr. Canfield provides consulting services to the Company. This agreement has a term of seven months and expires on December 31, 2014. Under the Independent Contractor Agreement, the Company will pay Mr. Canfield $18,333.33 per month and will reimburse Mr. Canfield for any amounts paid by him for health insurance; provided, however, the Company will not reimburse Mr. Canfield an amount per month that is greater than 100% of the monthly premium paid by the Company for Mr. Canfield’s health insurance under Mr. Canfield’s Employment Agreement during the last month of Mr. Canfield’s employment with the Company.

On June 13, 2014 Wayne S. Peterson’s employment with the Company was terminated. The Company and Mr. Peterson are still negotiating a Separation Agreement. Once such an agreement is executed by Mr. Peterson and the Company, the terms of such agreement shall be disclosed on a Form 8-K filed by the Company.

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SUMMARY COMPENSATION TABLE
FISCAL YEAR ENDED FEBRUARY 2, 2014

The following table shows the compensation that we paid to our principal executive officer ("PEO") and the Company's two other most highly compensated executive officers during the last two fiscal years for services to us in all capacities.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards($)(4)	Option Award(5) ($)	All Other Compensation(6)(7) ($)	Total ($)

Richard E. Wilson (1)	2014	486,000	46,550	238,665	5,671	776,886
President – Chief	2013	471,000	N/A	162,489	5,805	639,294
Executive Officer
(PEO)

Wayne S. Peterson (2)	2014	271,667	23,275	510,233	4,801	809,975
Senior Vice President-	2013	254,583	N/A	39,739	13,612	307,934
Chief Financial Officer

Tom L. Canfield, Jr. (3)	2014	220,000	23,275	371,883	7,278	622,436
Senior Vice President-	2013	213,750	N/A	32,130	15,219	261,099
Logistics/
Administration

(1)	Richard E. Wilson is the current President-Chief Executive Officer of the Company. The Company entered into an employment agreement with Mr. Wilson on February 15, 2010. Mr. Wilson’s current annual salary is $486,000.

(2)	Wayne S. Peterson is the current Senior Vice President-Chief Financial Officer of the Company. The Company entered into an employment agreement with Mr. Peterson on March 15, 2012. Mr. Peterson’s current annual salary is $275,000. Mr. Peterson’s annual salary was increased from $265,000 to $275,000 on June 1, 2013. Mr. Peterson’s employment with the Company terminated effective as of June 13, 2014.

(3)	Tom L. Canfield, Jr. was the Senior Vice President-Logistics/Administration during Fiscal 2014. The Company entered into an employment agreement with Mr. Canfield on March 15, 2012. Mr. Canfield's annual salary was $220,000. Mr. Canfield resigned from his position with the Company on April 17, 2014 and his employment terminated as of May 31, 2014.

(4)	The amount shown represents the aggregate grant date fair value of the restricted stock computed in accordance with FASB ASC Topic 718. No stock awards were granted during Fiscal 2013.

(5)	The amount shown is the amount recognized for financial statement reporting purposes with respect to Fiscal 2014 in accordance with FASB ASC Topic 718 and, therefore, includes amounts from awards granted in and prior to Fiscal 2014. For a discussion of the valuation assumptions used, see Note 10 to the Company’s Fiscal 2014 audited financial statements included in our Annual Report on Form 10-K.

(6)	Excludes perquisites and other benefits, unless the aggregate amount of such compensation equals or exceeds $10,000 for the named executive officer.

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(7)	Includes:

•	premiums paid by the Company with respect to whole life insurance for Fiscal 2014 in the amount of $1,607 for Mr. Canfield; and
•	health and dental benefits provided by the Company for Fiscal 2014 to the named individuals: $5,671 for Mr. Wilson, $4,801 for Mr. Peterson, and $5,671 for Mr. Canfield.

Employment Agreements

With regard to the named executive officers as of February 2, 2014, we have employment agreements with Messrs. Wilson, Peterson and Canfield. Mr. Canfield resigned from the Company on April 17, 2014 and his employment with the Company terminated as of May 31, 2014. Mr. Peterson’s employment with the Company terminated on June 13, 2014.

The current employment agreements of Mr. Wilson, Mr. Peterson, and Mr. Canfield contain the following terms:

•	The agreements do not have a term and each Mr. Wilson, Mr. Peterson and Mr. Canfield is an “at will” employee.

•	Each executive receives an annual base salary and is eligible to receive a bonus if the Company’s Return on Equity meets a specified amount as set forth in their employment agreements or as the Board determines and provided the Board approves such bonus plan for the fiscal year. Further detail regarding any bonus obligations can be found in the “Compensation Discussion and Analysis” under “Elements of Executive Compensation – Annual Cash Incentive” for the thresholds for Fiscal 2014. The contractual amounts are as follows:

Name	Base Salary	Bonus Opportunity
Richard E. Wilson	$486,000	See Note 1
Wayne S. Peterson	$275,000	See Note 2
Tom L. Canfield, Jr.	$220,000	See Note 3

•	Non-interference and non-competition provisions that extend until the expiration of twelve months following termination of employment.

•	The executives may be entitled to certain payments and other benefits upon termination of their employment or change of control of the Company, as described in the section entitled “Potential Payments upon Termination or Change of Control.”

•	Certain employment agreements provide for certain grants of stock options in the Company. Each named executive officers' stock option grants are provided in the Outstanding Equity Awards at Fiscal Year End Table provided below.

•	Certain employment agreements provided each executive officer with certain reimbursements for moving expenses and reimbursement of legal expenses incurred in the negotiation of their employment agreements.

•	Our employment agreements provide for a claw back provision which states that bonuses must be repaid to the extent they are paid based on financial information that is later determined to be overstated due to (1) a material (as determined by the Compensation Committee, which decision is binding and unappealable) mistake, miscalculation or intentional misstatement by the Company; or (2) the material (as determined by the Compensation Committee, which decision is binding and unappealable) noncompliance of the Company with any financial reporting requirement under federal or state securities laws and results in any financial restatement, which would have lessened the amount of any bonus paid to an employee, or have a similar claw back provision.

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•	Pursuant to a resolution adopted by the Company’s compensation committee on June 21, 2011, none of the Company’s employment agreements provide any of the following provisions: 1) a single trigger change of control provision; 2) an evergreen provision; or 3) a tax gross-up provision.

The salaries payable under the employment agreements are reviewed annually and increased at the sole discretion of the Board of Directors based on the recommendation of the Compensation Committee.

NOTES:

(1) Under Mr. Wilson’s employment agreement, he is entitled to a bonus based upon ROE of certain “bonus years.” The first bonus year is February 15, 2010 to January 30, 2011. All subsequent bonus years begin as of the first day of each fiscal year, subsequent to the first bonus year, and end on the last day of such fiscal year. Under Mr. Wilson’s employment agreement, and unlike the terms of the Company’s current Bonus Plan that provides a bonus if ROE is 3.5% or more, Mr. Wilson receives no bonus if ROE is under 7.49%. Next, under Mr. Wilson’s bonus plan in his employment agreement, he receives a bonus equal to 50% of his base salary if ROE is 7.5% to 9.99%, a bonus equal to 75% of his base salary if ROE is 10% to 12.49%, a bonus equal to 100% of his base salary if ROE is 12.5% to 14.99%, a bonus equal to 125% of his base salary if ROE is 15% to 17.49%, and a bonus of 150% of his base salary if ROE is 17.5% or more. See the section titled “Annual Cash Incentive” under the Compensation Discussion and Analysis part of this proxy for a detailed discussion of the Bonus Plan and how Mr. Wilson may be awarded a bonus under the terms of the Bonus Plan and his employment agreement.

(2) Under Mr. Peterson’s employment agreement, Mr. Peterson is eligible to participate in any bonus plan that the Compensation Committee of the Board of Directors may adopt. Mr. Peterson does not have an established contractual bonus amount in his employment agreement.

(3) Under Mr. Canfield’s employment agreement, Mr. Canfield is eligible to participate in any bonus plan that the Compensation Committee of the Board of Directors may adopt. Mr. Canfield does not have an established contractual bonus amount in his employment agreement.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (1)

FISCAL YEAR ENDED FEBRUARY 2, 2014

The following table shows information concerning stock options outstanding held by the named executive officers at February 2, 2014. No stock options of any of the named executive officers were repriced.

Table of Stock Option Awards

	Option Awards (1)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Richard E. Wilson	75,000	25,000	14.34	02/22/2015
	2,625	7,875	9.43	07/06/2022
	0	15,000	9.31	05/24/2023

Wayne S. Peterson (2)	18,750	6,250	12.69	09/20/2015
	1,875	5,625	9.82	04/30/2017
	1,313	 ~~3,948~~  3,938	9.43	07/06/2022
	0	7,500	9.31	05/24/2023

Tom L. Canfield, Jr. (~~2~~3)	10,000	0	17.89	09/16/2014
	1,875	5,625	9.82	04/30/2017
	1,313	3,938	9.43	07/06/2022
	0	7,500	9.31	05/24/2023

(1)	Unless otherwise noted, all option awards with unexercisable shares listed in this table vest at a rate of 25% per year over the first four years of the option term. Options granted under the 2003 Plan have a five year term. All options granted after June 27, 2012, under the Company’s 2012 Plan, have a ten year term.

(2)	Due to Mr. Peterson’s termination of employment from the Company effective as of June 13, 2014, Mr. Peterson’s stock options granted to him under the 2003 Plan shall expire as of July 13, 2014. Options granted to Mr. Peterson under the Company’s 2012 Plan will not expire until the earlier of June 13, 2015 or the expiration date of such stockoptons under the respective stock option agreement.

(2)	Due to Mr. Canfield’s resignation from the Company effective as of May 31, 2014, Mr. Canfield’s stock options granted to him under the 2003 Plan shall expire as of June 30, 2014. Options granted to Mr. Canfield under the Company’s 2012 Plan will not expire until the earlier of May 31, 2015 or the expiration date of such stock options under the respective stock option agreement.

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Table of Restricted Stock Awards

	Restricted Stock Awards (1)
Name	Number of Shares of Stock that have not Vested (2)	Market Value of Shares of Stock that have not Vested (3)	Number of Unearned Shares or other Rights that have not Vested	Market Value of unearned Shares or other Rights that have not Vested

Richard E. Wilson	5,000	45,450	0	0

Wayne S. Peterson (4)	2,500	22,725	0	0

Tom L. Canfield, Jr. (~~4~~5)	2,500	22,725	0	0

(1)	The restricted stock granted in this table was awarded to each executive officer on May 24, 2013.

(2)	Unless otherwise noted, all awards of restricted stock listed in this table vest at a rate of 25% per year over a period of four years; provided, however, the restricted stock listed in this table vests immediately upon a Change of Control, as that term is defined in the 2012 Plan.

(3)	The market value of the shares of restricted stock that have not yet vested is as of end of Fiscal 2014, February 2, 2014. The price per share of the Company’s stock on such date was $9.09.

(4)	Due to the Mr. Peterson’s termination of employment effective as of June 13, 2014, all shares of Restricted Stock that have not vested prior to June 13, 2014 shall not vest and shall be forfeited. However, all shares of Restricted Stock that are fully vested prior to the effective date of Mr. Peterson’s termination of employment, June 13, 2014, shall remain the property of Mr. Peterson and are not subject to termination or forfeiture. As of June 13, 2014, 625 shares of Mr. Peterson’s 2,500 shares of Restricted Stock are fully vested.

(4)	Due to the Mr. Canfield’s resignation effective as of May 31, 2014, all shares of Restricted Stock that have not vested prior to May 31, 2014 shall not vest and shall be forfeited. However, all shares of Restricted Stock that are fully vested prior to the effective date of Mr. Canfield’s resignation, May 31, 2014, shall remain the property of Mr. Canfield and are not subject to termination or forfeiture. As of May 31, 2014, 625 shares of Mr. Canfield’s 2,500 shares of Restricted Stock are fully vested.

None of the named executive officers exercised any stock options during Fiscal 2014. Furthermore, none of the named executive officers had any restricted stock vest in Fiscal 2014.

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PENSION BENEFITS; NONQUALIFIED DEFERRED COMPENSATION PLANS

The Company does not provide its named executive officers with any pension benefits, nor does it provide or have in place any nonqualified deferred compensation plans for its named executive officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

Regarding the named executive officers as of February 2, 2014, we currently have employment agreements with Messrs. Wilson, Peterson, and Canfield (the “currently employed named executive officers”). Upon termination of their employment, the currently employed named executive officers will be entitled to various payments and other benefits pursuant to their respective employment agreement. These payments and benefits are described below.

If we terminate a currently employed named executive officer for cause, or if a currently employed named executive officer terminates his employment without good reason or if the termination is due to the currently employed named executive officer’s death or disability, we will pay the base salary through the date of termination, earned vacation pay and any benefits earned under any profit sharing or similar plan through the date of termination, to the extent and in the manner and at such times as provided in such plans. Following termination for disability, we also will maintain health and dental benefits for the officer and his family in accordance with each officer’s employment agreement.

If we terminate a currently employed named executive officer without cause or the officer terminates for “Good Reason,” then we will pay salary, through the date of termination, earned vacation pay and any benefits earned under any profit sharing or similar plan through the date of termination, to the extent and in the manner and at such times as provided in such plans. In addition, we will pay an additional year’s base salary in accordance with our regular payroll practices and continue all benefits’ coverage during such period as applicable pursuant to each employee’s employment contract. If the officer obtains employment while we are making payments to him, amounts payable are subject to reduction by the amount received from the new employer.

The employment agreements between the Company and Mr. Peterson and Mr. Canfield do not permit the Company or the employee to terminate the employment agreement solely due to a Change of Control and do not permit the Company to pay severance payments to Mr. Peterson or Mr. Canfield solely due to a Change of Control. Furthermore, Mr. Wilson's employment agreement does not permit the termination of the employment agreement by the Company or the employee solely due to a Change of Control.

In addition to the payments and benefits discussed above, if there is a "Change of Control" of the Company, then, under the 2012 Plan, upon the determination of Compensation Committee in its sole discretion, all stock options of the currently employed named executive officers would immediately accelerate and vest. Additionally, Mr. Wilson's employment agreement provides that if Mr. Wilson is terminated by the Company without cause or he terminates the employment agreement for Good Reason, within eighteen months of a Change of Control, then Mr. Wilson's stock options will immediately vest and his current base salary will continue for eighteen months, rather than for twelve months.

For purposes of this section:

•	By “disability,” we mean the officer’s permanent disability or incapacity, as determined in accordance with any disability policy that we might maintain, or, if we do not have such a policy, as we determine in good faith based upon the inability of the officer to perform the essential functions of his position, with reasonable accommodation by us, for a period in excess of 180 days during any period of 365 calendar days.

•	“Good Reason” means any of the following: (1) a material diminution in the Employee's Base Salary; (2) any material diminution in the Employee's authority; and (3) any other action or inaction that constitutes a material breach by the Company of the Employment Agreement. The term "Good Reason" does not include a Change of Control. The term "Good Reason" is intended to be an exempt involuntary separation of service under Treas. Reg. § 409A-1(n).

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•	“Change of Control” means an event required to be reported as a change in control under Item 6(e) of Schedule 14A promulgated under the Securities Exchange Act of 1934 and generally will be deemed to occur upon (a) a person acquiring 40% or more of the shares or voting power of our stock, (b) the hostile replacement of at least the majority of our Board of Directors, or (c) a merger or sale of substantially all of our assets.

The following table shows the amounts we would have been required to pay each of the currently employed named executive officers assuming that any of the following occurred as of February 2, 2014: (i) a termination by reason of disability, or (ii) a termination by us without cause or by the officer with Good Reason, or (iii) a termination because of a Change of Control. All payments are paid over the remaining term of the officer’s employment agreement in accordance with the Company’s current payroll procedures; none are lump sum. If an officer obtains employment while we are making payments to him, amounts payable are subject to reduction by the amount received from the new employer.

Name	Termination due to Disability (1) ($)	Without Cause by the Company or Good Reason by the Executive (2) ($)	Change of Control (3)(4)(5) ($)

Richard E. Wilson	5,671	491,671	730,418
Wayne S. Peterson	4,801	276,468	272,867
Tom L. Canfield, Jr.	5,671	225,671	221,418

(1)	The numbers in this column represent the amount of health and dental benefits that each currently named employed executive officer shall be paid under the terms of each executive’s employment agreement. All executives receive such benefits for a period of twelve months after disability. Also, under the employment agreements, an employee has the right to “Earned Obligations” or “Accrued Compensation” if employment is terminated due to disability. Under the employment agreements, “Earned Obligations” and “Accrued Compensation” is defined as: (1) the employee’s base salary through the date of termination that has not yet been paid; and (2) all vacation pay, expense reimbursements and other cause entitlements earned by the employee before the date of termination that have not yet been paid. The employee is also entitled to any benefits as of the date of termination under all qualified and non-qualified retirement, pension, profit sharing and similar plans, if any, of the Company. Under Mr. Wilson's employment agreements, he is also entitled to any earned but unpaid bonuses for any bonus period that ended before the termination date, and if death or disability occurs more than six months after the last bonus period, a pro-rated bonus on the date that such bonus would have been paid.

(2)	This amount represents the one year base salary that will be paid to each currently named employed executive officer in accordance with the Company’s then current payroll procedures and the amount of health and dental benefits that each will be provided with under each executive’s employment agreement. Each named executive officer shall receive such benefits for up to twelve months. Under the employment agreements, an employee is also entitled to Earned Obligations and Accrued Compensation and benefits, as discussed in Note 1, if employment is terminated without cause or for Good Reason. In addition, Mr. Wilson is entitled to any earned but unpaid bonus for any bonus period that ended before the termination date and if termination occurs more than six months after the last bonus period, a pro-rated bonus on the later of the date that such bonus would have been paid or sixty-one (61) days after the employee's separation of service from the Company.

(3)	Under the 2012 Plan, upon the determination of the Compensation Committee in its sole discretion, all stock options may accelerate and vest in the event of a Change of Control. As of the close of business on February 2, 2014, the closing price of the Company’s common stock on NASDAQ was $9.09. Were the Company to have accelerated the vesting of unvested options because of a Change of Control event on such date, the excess of the fair market value of the shares subject to unvested options held by the named executive officers over the weighted average exercise price of such options would have been $0 for all of the named executive officers.

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(4)	This amount represents the one year base salary that will be paid in accordance with the Company’s then current payroll procedures. This amount also includes any health or dental benefits that each executive will receive due to a Change of Control. Each named executive officer shall receive such benefits for three months. In addition, Mr. Wilson's employment agreement provides that if Mr. Wilson is terminated by the Company without cause or he terminates the employment agreement for Good Reason, within eighteen months of a Change of Control, then Mr. Wilson's current base salary will continue for eighteen months, rather than for twelve months and this is reflected in his payment amount. Under the employment agreements, and any addendums discussed above, each named executive officer is also entitled to Earned Obligations or Accrued Compensation and benefits, as discussed in Note 1, if employment is terminated by the company or voluntarily due to a Change of Control.

(5)	Mr. Wilson's employment agreement neither permits termination of his employment agreement nor payment of any severance solely due to a Change of Control by the Company. The amount disclosed that will be paid to Mr. Wilson upon a Change of Control only pertains if there is a double trigger event, which means that there must be a Change of Control and Mr. Wilson must be terminated by the Company without cause or he must terminate the employment agreement for Good Reason, within eighteen months of a Change of Control. The employment agreements between the Company and Mr. Peterson and Mr. Canfield do not permit termination of the agreement or severance payments solely due to a Change of Control by the Company.

Executive Compensation Risk Considerations

The Company’s Compensation Committee, with the assistance of management, reviews, as appropriate, the compensation policies and practices for all employees, including executive officers, to assess the risks that may arise from the Company’s compensation programs. The Compensation Committee and management have concluded that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

DIRECTOR COMPENSATION
FISCAL YEAR ENDED FEBRUARY 2, 2014

The Compensation Committee has the responsibility for the determination and the administration of all aspects of the compensation policies and programs for directors.

As discussed in the Compensation Discussion & Analysis for executive compensation, the Compensation Committee met during the course of Fiscal 2014 to review issues with respect to compensation matters, including director compensation. The agenda for each meeting of the Compensation Committee is prepared and/or approved by the chairman of the Compensation Committee in advance of the meeting. The chairman of the Compensation Committee may, but is not required to, invite members of management or other members of our Board of Directors to attend portions of meetings as deemed appropriate. The President-Chief Executive Officer and certain other executive officers may attend Compensation Committee meetings. Although it may do so in the future, in recent years the Compensation Committee has not used a consultant in considering compensation policies and programs for directors, but relies on the experience of its members, their familiarity with compensation programs of other companies, recommendations of management and informal review and discussion of the practices of companies whose business is deemed similar to the Company’s by the Compensation Committee. Such companies include Dollar General Corp., Target Corp., Family Dollar Stores, Inc. and Fred’s Inc. See “Role of Peer Analysis in Compensation Determinations” above for a discussion of how the Company utilizes compensation information from its peers in determining compensation.

Each director is eligible to participate in the ALCO Stores, Inc. Non-Qualified Stock Option Plan for Non-Management Directors (the “Plan”), as long as the directors are not otherwise officers or employees of the Company. The Plan was approved on May 23, 2006 by the Company's stockholders. The purpose of the Plan is to aid the Company in competing with other companies for director services, to provide incentives for directors to remain with the Company and to reward those directors that do remain with the Company. The Plan provided that a maximum of 120,000 shares could be issued under the Plan. The Plan was subsequently amended to increase the maximum number of shares issued under the Plan to 200,000. The options are granted at the fair market value as of the date they are granted, or if the markets are not open on the granting date, the next day the markets are open. All option awards vest at a rate of 25% per year over the first four years of the option term. Options have a five year term. The Compensation Committee is responsible for the administration of the Plan.

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The Board of Directors of the Company are compensated under the Company’s Independent Director Compensation Policy effective as of June 21, 2011. Under the terms of this policy, the independent directors of the Board of Directors of the Company receive the following director compensation:

•	Chairman of the Board. The Chairman of the Board shall receive a quarterly fee of $17,500.

•	Director Quarterly Fees. Each independent director, other than the Chairman of the Board, shall receive a quarterly fee of $7,500.

•	Committee Chairmen. The Chairmen of the Audit Committee, Compensation Committee and Strategy, Budget and Planning Committee shall each receive a quarterly fee of $3,000. The Chairman of the Nominating and Governance Committee shall receive a fee equal to $875 per meeting.

•	Committee Members. Members of the Audit Committee, Compensation Committee, and Strategy, Budget and Planning Committee shall each receive a quarterly fee of $500. The members of Nominating and Governance Committee shall each receive a fee equal to $500 per meeting.

•	Special Board Meetings. Each director shall receive $500 for each special meeting of the Board. Further, each director shall be reimbursed for all reasonable travel expenses incurred in traveling to special meetings and shall be compensated $500 per day for all travel days to and from Board special meetings that are in addition to the date of the meeting, as long as such director traveled at least two hours during such travel day.

•	Company Business Travel. Each director that travels to attend meetings for the purpose of providing services exclusively for the benefit of the Company, but such travel does not constitute a special or regular meeting of the Board, shall receive a fee of $500 per day such meetings are attended or services are performed on behalf of the Company. In addition, directors shall be reimbursed for all reasonable travel expenses incurred in traveling to such meetings, and directors shall be compensated $500 per day for all travel days that are in addition to the date of the meeting or services as long as the director traveled at least two hours during such travel day.

•	Company Office Visits. Any director that spends a minimum of four hours per day visiting the Company stores or general office shall be entitled to a fee of $500 per day. The director shall also be reimbursed all reasonable travel expenses.

•	International Board Meetings/Business. Directors shall be compensated $1,000 per day for all international travel taken on behalf of the Company to attend Board meetings or to engage in business on behalf of the Company. This compensation shall also be paid for all travel days as long as the director traveled for at least six hours during the travel day. Directors will also be reimbursed for all reasonable travel expenses incurred in traveling internationally to any Board meeting or for engaging in any international business on behalf of the Company.

•	Non-Independent Members. Members of the Board that are not independent shall not receive any of the fees set forth above except for reimbursement of reasonable travel expenses incurred to travel to and from Board of Directors' meetings or travel taken exclusively for the benefit of the Company.

•	Member Stock Options. Provided that there is enough capacity under the Plan: (1) each independent director, except for the Chairman of the Board, shall receive an annual stock option grant of 5,000 options during each year that a director serves on the Board; and (2) the Chairman of the Board shall receive an annual stock option grant of 7,500 options during each year that he or she serves as Chairman. All such options shall be granted to each director and/or Chairman on the last business day of June each calendar year.

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In addition to fees paid to the directors under the Company’s Independent Director Compensation Policy, directors may also receive fees by serving on special committees created by the Board of Directors. During Fiscal 2014, the Board of Directors created a special committee (the “Special Committee”) to evaluate the terms of the proposed Merger. The Special Committee consisted of Royce Winsten and Terrence M. Babilla and met 19 times during Fiscal 2014. Each Mr. Winsten and Mr. Babilla were paid $1,000 per meeting of the Special Committee. In addition to the meeting fees, in consideration for their substantial time and effort spent on the Merger, Mr. Winsten and Mr. Babilla were each provided a payment of $125,000. Such payment was provided in two installments. Each Mr. Winsten and Mr. Babilla was paid $25,000 on July 29, 2013 and $100,000 on October 8, 2013.

Furthermore, directors may also be granted discretionary equity awards and cash payments in consideration for extra ordinary work that a director may have done on behalf of or for the benefit of the Company. During Fiscal 2014, on July 1, 2013, the Compensation Committee of the Board of Directors of the Company approved the issuance of an additional 25,000 stock options to Royce Winsten in consideration of his extra ordinary services to the Company.

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The following table provides compensation paid to individuals that served as directors during Fiscal 2014.

DIRECTOR COMPENSATION TABLE (1)

Name	Fees Earned or Paid in Cash ($)	Option Awards (2) ($)	All Other Compensation ($)	Total ($)

Richard E. Wilson (3)	0	0	0	0
Lolan C. Mackey	43,500	152,200	1,993	197,693
Dennis E. Logue	51,250	152,200	2,827	206,277
Royce Winsten (4)	241,500	505,800	3,578	750,878
Terrence M. Babilla (5)	194,500	417,200	70	611,770

(1)	The Company does not provide any stock awards, nonequity incentive plan compensation, pension plan, or deferred compensation earnings to its directors and, therefore, there is no such compensation to disclose under SEC Regulation S-K 402(k).

(2)	The options were awarded under the ALCO Stores, Inc. Non-Qualified Stock Option Plan for Non-Management Directors. The amounts shown represent the compensation cost recognized in Fiscal 2014 in accordance with FASB ASC Topic 718, and therefore include amounts from awards granted in and prior to Fiscal 2013. For a discussion of the valuation assumptions used, see Note 10 to the Company’s Fiscal 2014 audited financial statements included in our Annual Report on Form 10-K.

(3)	Per the Company's Independent Director Compensation Policy, Mr. Wilson is not eligible to receive any compensation for his service to the Board of Directors because, as the President-Chief Executive Officer of the Company, Mr. Wilson is not an independent director.

(4)	Mr. Winsten is the current Chairman of the Board of Directors. Mr. Winsten’s compensation includes the Special Committee meeting fees and Special Committee payment discussed above as well as the discretionary stock option award discussed above.

(5)	Mr. Babilla’s compensation includes the Special Committee meeting fees and Special Committee payment discussed above.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth certain information as of the Record Date, June 25, 2014, regarding the beneficial ownership of Company stock by:

•	each of our directors and nominees;
•	each of our named executive officers;
•	all of our executive officers, directors and nominees as a group; and
•	each person who is known by us to beneficially own more than 5% of our common stock.

All information with respect to beneficial ownership has been furnished by the respective directors, nominees, officers or 5% or more stockholders, as the case may be, or by documents filed with the Securities and Exchange Commission. For the purposes of the table, a person is deemed to be a beneficial owner of shares if the person has or shares the power to vote or to dispose of them. Except as otherwise indicated in the table or the footnotes below, as of the Record Date each person had sole voting and investment power over the shares listed in the beneficial ownership table and all stockholders shown in the table as having beneficial ownership of 5% or more of stock had as a business address 751 Freeport Parkway, Coppell, Texas 75019. Stockholders disclaim beneficial ownership in the shares described in the footnotes as being “held by” or “held for the benefit of” other persons. No executive officer or director has pledged as security any beneficially owned stock.

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Name	Amount Beneficially Owned	Percent of Class

Richard E. Wilson (1)	112,625	*
Wayne S. Peterson (2)	26,313	*
Tom L. Canfield, Jr. (3)	26,818	*
Lolan C. Mackey (4)	3,750	*
Dennis E. Logue (5)	4,250	*
Royce Winsten (6)	10,625	*
Terrence M. Babilla (7)	18,750	*
Add directors and executive officers as a group	203,131	6.23%
(there are seven total in group)
Heartland Advisors, Inc. (8)	380,400	11.68%
Dimensional Fund Advisors, Inc. (9)	322,327	9.89%
Michael F. Price (10)	264,919	8.13%
Scott L. Barbee (11)	353,363	10.85%
Everbright Development Overseas, Ltd. (13)	566,691	17.39%

*	Less than one percent.

(1)	Includes 106,375 shares represented by stock options that are currently exercisable or will become exercisable by June 25, 2014 and 1,250 shares of Restricted Stock that vested on May 24, 2014. Mr. Wilson’s address is 841 Worcester Road, Natick, MA 01760.

(2)	Includes 25,688 shares represented by stock options that are currently exercisable or will become exercisable by June 25, 2014 and 625 shares of Restricted Stock that vested on May 24, 2014. Mr. Peterson’s permanent address is 1865 Florence Road, Keller, TX 76248. Mr. Peterson's local address is 1004 North Vine, Abilene, Kansas 67410. Due to Mr. Peterson’s termination of employment from the Company effective as of June 13, 2014, Mr. Peterson’s stock options granted to him under the 2003 Plan shall expire as of July 13, 2014. In accordance with the terms of the 2012 Plan, options granted to Mr. Peterson under the Company’s 2012 Plan will not expire until the earlier of June 14, 2015 or the expiration date of such stock options under the respective stock option agreement. Restricted Stock that is fully vested shall remain the property of Mr. Peterson, but unvested Restricted Stock shall be forfeited as of the date of his termination of employment.

(3)	Includes 16,938 shares represented by stock options that are currently exercisable or will become exercisable by June 25, 2014 and 625 shares of Restricted Stock that vested on May 24, 2014. Mr. Canfield’s address is 907 Maple, Abilene, Kansas 67410. 9,255 of the shares are jointly owned with Mr. Canfield’s wife, Sandra Canfield. Due to Mr. Canfield’s resignation from the Company effective as of May 31, 2014, Mr. Canfield’s stock options granted to him under the 2003 Plan shall expire as of June 30, 2014. In accordance with the terms of the 2012 Plan, options granted to Mr. Canfield under the Company’s 2012 Plan will not expire until the earlier of May 31, 2015 or the expiration date of such stock options under the respective stock option agreement. Restricted Stock that is fully vested shall remain the property of Mr. Canfield, but unvested Restricted Stock shall be forfeited as of the date of his termination of employment.

(4)	Includes 3,750 shares represented by stock options that are currently exercisable or will become exercisable by June 25, 2014. Mr. Mackey’s address is 1913 N. Walton Blvd., Bentonville, AR 72712.

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(5)	Includes 3,750 shares represented by stock options that are currently exercisable or will become exercisable by June 25, 2014. Mr. Logue’s address is 116 Shaker Blvd, Enfield, NH 03748.

(6)	Mr. Winsten’s address is 540 Kingsburg Road, Rose Bay, Nova Scotia, Canada B0J 2X0. 5,625 of Mr. Winsten’s shares are represented by stock options that are currently exercisable or will become exercisable by June 25, 2014.

(7)	Includes 18,750 shares represented by stock options that are currently exercisable or will become exercisable by June 25, 2014. Mr. Babilla’s address is 1901 Diplomat Drive, Farmers Branch, Texas, 75234.

(8)	Heartland Advisors, Inc.’s address is 789 N. Water St., Suite 500, Milwaukee, WI 53202. Ownership information was obtained from Schedule 13G/A filed as of December 31, 2013.

(9)	Dimensional Fund Advisors, Inc.’s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. Ownership information was obtained from Schedule 13G/A filed as of December 31, 2013.

(10)	Includes 264,919 owned by MFP Investors, LLC, a Delaware limited liability company (“MFP LLC”). Of these 264,919 shares, MFP Partners, L.P., a Delaware limited partnership (“MFP LP”) has the shared voting power for 264,919 of these shares. Michael F. Price is the controlling person of MFP LLC. Mr. Price, as the controlling person, has the power to vote, dispose of and direct the shares owned by MFP LLC. The address of MFP LLC, MFP LP and Mr. Price is: 667 Madison Avenue, 25th Floor, New York, NY 10065. Ownership information was obtained from Schedule 13G/A, filed as of August 5, 2013.

(11)	Includes 329,435 shares that are shared in voting power with Aegis Financial Corporation, a Delaware corporation (“Aegis”). Scott L. Barbee is the controlling person of Aegis. Mr. Barbee, as the controlling person for such entity, has the power to vote, dispose of, and direct these 333,048 shares. The address for Aegis and Mr. Barbee is: 1100 North Glebe Road, Suite 1040, Arlington, Virginia, 22201. Ownership information was obtained from Schedule 13G, filed as of February 14, 2014.

(12)	Includes 566,691 shares that are shared in voting power with Luis Chang and Mai Wong. Mr. Chang and Ms. Wong are the sole executive officers and directors of Everbright Development Overseas, Ltd., a British Virgin Islands Corporation (“Everbright”). Everbright’s executive offices are located at 110 Wall Street, 11th Floor, New York, New York 10005-3198. Mr. Chang and Ms. Wang have the same business address as Everbright. Ownership information was obtained from Schedule 13D dated April 30, 2013.

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PROPOSAL TWO
RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors, upon recommendation of the Board’s Audit Committee, has selected the independent certified public accounting firm of Grant Thornton LLP as the Company’s independent accountants to audit the consolidated financial statements of the Company for the fiscal year ending February 1, 2015. Stockholders will have an opportunity to vote at the Annual Meeting on whether to ratify the Board’s decision in this regard. Grant Thornton LLP has served as the Company’s independent accountants since July 16, 2012. A representative of Grant Thornton LLP is expected to be present at the 2013 Annual Meeting. If present, such representative will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

KPMG LLP was the independent certified public accounting firm ratified by the stockholders at the Company’s 2012 annual stockholder meeting. However, effective as of July 11, 2012, following a competitive process undertaken by the Audit Committee of the Board of Directors of the Company, the Audit Committee approved of the dismissal of KPMG LLP as the Company’s independent registered public accounting firm. Effective as of July 16, 2012, the Audit Committee approved the appointment of Grant Thornton LLP to serve as the Company’s new independent registered public accounting firm.

The following tables present fees for professional audit services rendered by KPMG LLP and Grant Thornton LLP for the audit of the Company’s annual financial statements for the years ended February 3, 2013 and February 2, 2014, and fees billed for other services rendered by KPMG LLP and Grant Thornton LLP.

GRANT THORNTON LLP

	2014		2013
Audit fees	$	 ~~$278,406~~  473,584	$	 ~~$305,115~~  380,465
Audit related fees (1)		$0		$0
Tax fees (2)		$0		$0
All other fees (3)		$0		$0
Total fees	$	 ~~$278,406~~  473,584	$	 ~~$305,115~~  380,465

(1)	Audit-related fees consist of fees for consultation with respect to Special Workpaper Review, and Special Accountant Consents.
(2)	We did not pay any fees to Grant Thornton LLP during the last two fiscal years for services related to taxes.
(3)	We did not pay any fees to Grant Thornton LLP during the last two fiscal years for any other services not included in the categories listed above.

KPMG LLP

	2014	2013
Audit fees	$0	$267,450
Audit related fees (1)	$0	$30,000
Tax fees (2)	$0	$0
All other fees (3)	$0	$0
Total fees	$0	$297,450

(1)	Audit-related fees consist of fees for consultation with respect to Special Workpaper Review, and Special Accountant Consents.
(2)	We did not pay any fees to KPMG LLP during the last two fiscal years for services related to taxes.
(3)	We did not pay any fees to KPMG LLP during the last two fiscal years for any other services not included in the categories listed above.

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The Audit Committee selected Grant Thornton LLP to serve as the Company’s independent accountants, after considering Grant Thornton LLP’s independence and effectiveness. The Audit Committee pre-approves all audit and non-audit services to be performed by Grant Thornton LLP and the fees and other compensation to be paid to Grant Thornton LLP by reviewing and approving the overall nature and scope of the audit process, reviewing and approving any requests for non-audit services and receiving and reviewing all reports and recommendations of Grant Thornton LLP. One hundred percent (100%) of the non-audit services provided by Grant Thornton LLP were pre-approved by the Audit Committee.

The Company’s Bylaws do not require that stockholders ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm. However, the Company is submitting the selection of Grant Thornton LLP to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain Grant Thornton LLP. Even if the selection is ratified, the Board and the Audit Committee at their discretion, and without stockholder approval and/or ratification, may change the appointment at any time during the Company's fiscal year if they determine that such a change would be in the best interests of the Company and its stockholders. Furthermore, submission of the selection of the independent accountants to the stockholders for ratification will not limit the authority of the Board of Directors to appoint another independent certified public accounting firm to serve as independent accountants if the present accountants resign or their engagement otherwise is terminated.

Required Vote and Board Recommendation

The affirmative vote of the holders of a majority of the outstanding Common Stock is required for the ratification of Grant Thornton LLP as the Company's independent accountants to audit the consolidated financial statements of the Company for the fiscal year ending February 1, 2015. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "Against" votes. Broker non-votes are counted towards a quorum but will have no effect on the outcome of the vote.

The Board of Directors recommends that you vote for ratification and approval of the selection of Grant Thornton LLP as the Company’s independent certified public accounting firm.

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PROPOSAL THREE

advisory vote on the compensation of the

company’s named executive officers

Under Section 14A of the Exchange Act and related Securities and Exchange Commission rules and regulations, the Company is required to provide stockholders the opportunity, on a non-binding, advisory basis, to approve of the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and related tabular computations provided in this proxy statement. At the annual meeting of the Company’s stockholders held on June 4, 2013, the Company’s stockholders voted to hold an advisory vote on the compensation of the Company’s named executive officers every year

As discussed in the Compensation Discussion and Analysis portion of this proxy statement, the compensation structure established by the Company’s Compensation Committee is designed to attract and retain motivated executives who substantially contribute to the Company’s long-term success and the creation of stockholder value, to reward executives when the Company performs financially or operationally well, to align the financial interests of our executives with the interests of our stockholders, and to be competitive with the Company’s industry without targeting or setting compensation at specific benchmark percentiles. The Compensation Committee’s philosophy is to balance the named executive officers’ short-term compensation with long-term compensation in order to align their interests with the interests of our stockholders. Within this framework, the Compensation Committee strives to maintain executive compensation that is fair, reasonable, and competitive.

The Company is asking the stockholders to approve of and support the compensation of the named executive officers as described in this proxy statement. This vote is advisory, which means that it will not be binding on the Company. However, even though this vote is non-binding, the Company values the input of its stockholders and the Compensation Committee will consider the results of this vote in making future compensation decisions regarding the Company’s named executive officers.

Required Vote and Board Recommendation

The affirmative vote of the holders of a majority of the outstanding common stock is required for the non-binding, advisory approval or disapproval of the compensation of the Company’s named executive officers. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as "against" votes. Broker non-votes are counted towards a quorum but will have no effect on the outcome of the vote.

Stockholders have the opportunity to vote “FOR” or “AGAINST” or to “ABSTAIN” from voting on the following non-binding resolution relating to executive compensation:

“Resolved, that the stockholders approve, on a non-binding, advisory basis, the compensation paid to ALCO Stores, Inc.’s named executive officers as disclosed in ALCO Stores, Inc.’s proxy statement for the 2014 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the compensation discussion and analysis, the compensation tables, and the narrative discussion.”

The Board of Directors recommends that you vote FOR the approval of the compensation of the Company’s named executive officers as disclosed in this proxy statement.

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PROPOSAL FOUR

VOTE TO EXTEND THE TERM OF THE AMENDED AND RESTATED

RIGHTS AGREEMENT UNTIL JUNE 9, 2017

Background

Our Board is asking stockholders to authorize the Company to extend the term of the Amended and Restated Rights Agreement, dated June 9, 2014, between the Company and Computershare Trust Company, N.A. as the rights agent (the “Restated Rights Plan”) to June 9, 2017. The Restated Rights Plan governs the terms of each right (“Right”) that has been issued with respect to each share of common stock of the Company. The Restated Rights Plan replaces in its entirety the Rights Agreement, dated as of May 3, 2013, as amended on July 25, 2013 and May 7, 2014, between the Company and Computershare Trust Company, N.A. (the “Original Rights Plan”). If the stockholders do not authorize the Company to extend the term of the Restated Rights Plan, it will expire per its terms on September 30, 2014.

Purpose of the Stockholder Rights Plan

The purpose of the Restated Rights Plan is to ensure that all stockholders are treated fairly and protect against an attempt to acquire control that does not provide full and fair value to all of the Company's stockholders. The Company adopted the Original Rights Plan in response to a reported accumulation of its stock that the Board of Directors determined could materially and adversely affect the interests of all stockholders if the rights agreement were not implemented.

Summary of the Restated Rights Plan

Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $36.00 per share (the “Purchase Price”), subject to adjustment.

Until the Distribution Time (as defined below), the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders thereof (if the Common Stock is certificated) or the registration of shares of Common Stock in the book entry ownership records of the transfer agent for the Common Stock (if the Common Stock is uncertificated). Until the Distribution Time, the Rights will be transferable only in connection with the transfer of the Common Stock and the transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock.

The “Distribution Time” will be the close of business on the tenth (10th) business day after the Redemption Deadline. The “Redemption Deadline” will be the earlier to occur of (i) the first public announcement (by the Company or an Acquiring Person) that a person or entity has become an Acquiring Person and (ii) the time when a majority of the members of the Board then in office has actual knowledge that a person or entity has become an Acquiring Person. An “Acquiring Person” is a person or entity that has acquired beneficial ownership (which includes stock held by such party’s affiliates and associates and stock referenced in derivative transactions and securities) of 20% or more of the outstanding shares of the Common Stock. A person or entity that, at the time of the first public announcement of the Rights Agreement, was already the beneficial owner of 20% or more of the outstanding Common Stock, will not be considered an Acquiring Person unless that person or entity acquires one additional shares of Common Stock after that time (subject to specified exceptions).

As soon as practicable following the Distribution Time, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Time and, following the Distribution Time, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Time. The Rights will expire on the earlier to occur of September 30, 2014, if and only if the Rights Agreement has not been approved by at least a majority of the total voting power of the shares entitled to vote and present in person or represented by proxy at a meeting of the Company’s stockholders, at which a quorum is present, duly held in accordance with the Company’s Articles of Incorporation and Amended and Restated Bylaws and in accordance with applicable law (the “Stockholder Approval”) on or prior to September 30, 2014, or June 9, 2017, if and only if the Stockholder Approval has been obtained on or prior to September 30, 2014, unless such date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

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The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price per share of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above).

From and after the time when any party first becomes an Acquiring Person (the “Shares Acquisition Time”), any Rights that are acquired or beneficially owned by any Acquiring Person (or any affiliate or associate of any Acquiring Person) shall be null and void without any further action and any holder of such Rights (including any successor holder thereof) shall thereafter have no right to exercise such Rights or receive any consideration therefor under any provision of the Rights Agreement (including any cash, securities or other property delivered by the Company upon the redemption or exchange of the Rights).

From and after the Shares Acquisition Time, each holder of a Right will thereafter have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of the Common Stock equal to the Purchase Price divided by 50% of the current market price for a shares of Common Stock (that is, Common Stock having a market value of two times the Purchase Price).

If, after the Shares Acquisition Time, the Company is party to a merger or consolidation in which the Company does not survive or in which its Common Stock is exchanged for cash or the securities of another entity or the Company sells assets aggregating 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) (a “Section 13 Transaction”), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, a number of shares of the senior voting stock of the principal acquiring party equal to the Purchase Price divided by 50% of the market price (as of the date of the Section 13 Transaction) for a share of such senior voting stock (that is, such senior voting stock having a market value of two times the Purchase Price).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock (or other securities for which a Right may be exercisable) will be issued upon the exercise of any Right or Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Stock or such other securities, as applicable, on the last trading date prior to the date of exercise.

At any time prior to the Redemption Deadline, the Board may, but is not required to, redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (subject to adjustment) (the “Redemption Price”). In addition, if a Qualified Offer (as described below) is made, the record holders of 10% or more of the outstanding shares of Common Stock (other than shares held by the offeror and its affiliated and associated persons) may direct the Board to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights. If the special meeting is not held within ninety (90) Business Days of being called or if, at the special meeting, the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Board will redeem the Rights or take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock, any other form of consideration or any combination thereof. In addition, if any term, provision, covenant or restriction of the Rights Agreement is held by any court or authority to be invalid, void or unenforceable and the Board determines in good faith that severing the invalid language from the Rights Agreement would adversely affect the purpose or effect of the Rights Agreement, the Board may, but is not required to, redeem the Rights, in whole but not in part, for the Redemption Price until the close of business on the tenth (10th) Business Day following the date of such determination by the Board (even if after the Redemption Deadline).

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A Qualified Offer is an offer determined by a majority of the Board to be a fully financed offer for all outstanding shares of Common Stock at a per share offer price that exceeds the greatest of certain price thresholds specified in the Rights Agreement and that does not result in a nationally recognized investment banking firm retained by the Board rendering an opinion to the Board that the consideration being offered to the stockholders of the Company is either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, subject to other customary terms and conditions, with a commitment to acquire all shares of Common Stock not tendered for the same consideration. If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely-tradeable common stock of a publicly traded company, and the board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for at least ninety (90) days following commencement.

At any time after the Redemption Deadline, the Board may, at its option, exchange the Rights, in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment), or for shares of other stock having an equivalent value. The Board’s exchange right may not be exercised after an Acquiring Person becomes the beneficial owner of 50% or more of the voting power of the shares of Common Stock then outstanding or after a Section 13 Transaction.

Immediately upon the action of the Board to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock (or other consideration) exchangeable for the Rights, as applicable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights by the Board. The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders.

The above summary of the Restated Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Restated Rights Plan, which is attached hereto as [Annex A]. We urge you to read the Restated Rights Plan carefully and in its entirety as the description above is only a summary.

Certain Protections Afforded to Stockholders by Kansas Law

Kansas Law

We are subject to Section 17-12,101 of the Kansas Statutes Annotated, which regulates acquisitions of some Kansas corporations. In general, Section 17-12,101 prohibits, with some exceptions, a publicly held Kansas corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

i)	Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

ii)	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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iii)	On or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Anti-Takeover Effects

The Rights could have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who becomes an Acquiring Person on terms not approved by the Company’s Board. The Rights should not interfere with any merger or other business combination approved by the Board, since the Board may exempt such merger or business combination from the Restated Rights Plan. In addition, the Rights may be redeemed by the Company or by the vote of the stockholders as described above.

Effect of Voting to Extend the Restated Rights Plan

Approval of this Proposal is intended to give our Board a meaningful opportunity to negotiate with third parties and take other steps in response to unsolicited acquisition proposals and other tactics, including market accumulation programs, designed to interfere with the Company’s strategic business plans or to force a restructuring, liquidation or sale of our company that may not be in the best interests of the Company, our stockholders or other constituents.

Our Board is mindful of critics of stockholder rights plans who assert, among other things, that such plans are used to repel takeover attempts and entrench management, which adversely affects stockholder value. Our current Board believes, however, based on its collective experience and the advice of outside experts, that a stockholder rights plan will protect the rights of stockholders for the reasons described above and that such a plan will not interfere with our Board’s continuing fiduciary obligation to consider in good faith any proposal to acquire the Company and to redeem the Rights under appropriate circumstances. The Restated Rights Plan will provide a means for our Board to fulfill its fiduciary duty by encouraging a bidder to negotiate with the Board, and by providing the Board with a greater opportunity to carefully and thoroughly evaluate any proposal to acquire the Company, which will strengthen the Board’s bargaining position with any such bidder. A bidder seeking to persuade the Board to redeem the Rights under the Restated Rights Plan, as described above, may propose a higher takeover price, may make an offer for all shares rather than a partial offer, or may offer better takeover terms than would be proposed if the Restated Rights Plan were not in place.

During 2013, while the Original Rights Plan was in effect, the Board negotiated a definitive merger agreement (the “Acquisition Agreement”) whereby, in return for $14.00 in cash per share of the Company’s common stock, the Company would become a wholly owned subsidiary of an affiliate of Argonne Capital Group, LLC (“Argonne”). Between the date of the execution of the Acquisition Agreement and the special meeting of the Company’s stockholders where the Company’s stockholders were to vote on approving the Acquisition Agreement, the Board considered an alternative acquisition proposal submitted by one of the Company’s stockholders (the “Alternative Proposal”). While the Alternative Proposal was not ultimately consummated and the Acquisition Agreement was not approved by the Company’s stockholders, the Board believes that these events demonstrate that the Board was committed to not using the Original Rights Plan to entrench itself or to prevent acquisition proposals by third parties. The Board intends to be similarly active regarding acquisition proposals in the event the Restated Rights Plan is approved by the Company’s stockholders.

If the Restated Rights Plan is not ratified by the Company’s stockholders and expires pursuant to its terms upon the close of the 2014 Annual General Meeting, the protections for the Company’s stockholders provided by the Restated Rights Plan will no longer be in place. The Board, however, may cause the Company to enter into a subsequent rights agreement in the future, with terms and conditions that may be substantially similar to the Restated Rights Plan, in the event the Board believes that it is in the best interests of the Company’s stockholders, given then-existing circumstances, to put protections in place to ensure that the Company’s stockholders are treated fairly and to protect against an attempt to acquire control of the Company that does not provide full and fair value to all of the Company's stockholders.

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Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE TO EXTEND THE TERM OF THE AMENDED AND RESTATED STOCKHOLDERS RIGHTS PLAN FOR AN ADDITIONAL THREE YEARS TO JUNE 9, 2017.

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RELATED PERSON TRANSACTIONS POLICIES AND PROCEDURES

The Board of Directors has adopted a written Related Person Transaction Policy that is consistent with the requirements of Item 404 of Regulation S-K. Under the terms of this policy, the Audit Committee will review and pre-approve any “Related Person Transaction” (as defined below), based on whether the proposed transaction is in the best interests of the Company and its stockholders. A “Related Person Transaction” is any transaction in which (1) the Company was or is to be a participant; (2) the amount involved exceeds $120,000; and (3) a “related person" (as described below) has or will have a direct or indirect material interest. For purposes of this policy, in general, a “related person” includes the directors, director nominees, and executive officers of the Company, beneficial owners of more than 5% of the Company’s common stock, and the respective immediate family members of all such persons.

In making the determination of whether a Related Person Transaction is in the best interests of the Company and its stockholders, the Audit Committee takes into account, among other factors it deems appropriate:

•	The extent of the related person’s interest in the transaction;
•	Whether the transaction is on terms generally available to an unaffiliated third-party under the same or similar circumstances;
•	The benefits to the Company;
•	Any impact or potential impact on a director’s independence;
•	The availability of other sources for comparable products or services; and
•	The terms of the transaction.

Additionally, any Related Person Transaction entered into by the Company will be periodically reassessed by the Audit Committee to ensure its continued appropriateness. The Audit Committee will oversee, as appropriate and as required by federal securities laws, the Company’s disclosure concerning Related Person Transactions.

Annually we solicit information about transactions between the Company and its directors and executive officers, their immediate family members and affiliated entities, including information concerning the nature of each transaction and the amount involved. Our internal counsel reviews this information to determine whether any transaction is subject to disclosure under applicable rules, and the information is presented to the Board in connection with its assessment of each director’s independence.

There were no related person transactions to report in Fiscal 2014.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of the last day of Fiscal 2014 regarding shares outstanding and available for issuance under our existing equity compensation plans that have been approved by stockholders. These plans include the Company’s 2012 Equity Incentive Plan discussed in detail in the “Compensation Discussion and Analysis” under the “Long Term Incentives” heading, and the Company’s Non-Qualified Stock Option Plan for Non-Management Directors discussed in detail in the “Director Compensation” section.

Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
397,500	$11.50	744,832

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16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s outstanding Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership in the Company’s Common Stock and other equity securities. Securities and Exchange Commission regulations require directors, executive officers and greater than 10% stockholders to furnish the Company with copies of all Section 16(a) reports they file.

To the Company’s knowledge, based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during Fiscal 2014 there has been complete compliance with the filing requirements applicable to its directors, executive officers, and greater than 10% stockholders under Section 16(a) filing requirements.

CODE OF ETHICS

The Board of Directors has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers (including the Company’s President, Chief Financial Officer and Controller) and a Code of Business Conduct and Ethics for Associates that applies to all employees. These codes are available on the Company’s website at http://www.alcostores.com/company_information/investor_relation/ALCO_Corp_Goverance.html. The Company intends to disclose any amendment to or waiver from the code applicable to any principal executive officer, principal financial officer or principal accounting officer on a Form 8-K or on its website.

OTHER BUSINESS OF THE MEETING

A Proxy confers discretionary authority with respect to the voting of shares represented by the proxy regarding any other business that properly may come before the meeting as to which the Company did not have notice prior to March 7, 2014. The Board of Directors is not aware of, and does not intend to present, any matter for action at the Annual Meeting other than those referred to in this proxy statement. If, however, any other matter properly comes before the Annual Meeting or any adjournment, it is intended that the holders of the proxies solicited by the Board of Directors will vote on such matters in their discretion in accordance with their best judgment.

ANNUAL REPORT

This Proxy Statement is accompanied by the Company’s 2014 Annual Report including financial statements for the year ended February 2, 2014. Upon written request to the Corporate Secretary of the Company at 751 Freeport Parkway, Coppell, Texas 75019, by any stockholder whose proxy is solicited hereby, the Company will furnish a copy of its 2013 Annual Report on Form 10-K, together with financial statements and schedules thereto, without charge to the requesting stockholder. The Form 10-K may also be obtained through the Internet at http://www.alcostores.com/company_information/investor_relation/ ALCO_annual.html.

HOUSEHOLDING

Only one copy of the Company’s Annual Report and Proxy Statement has been sent to multiple stockholders of the Company who share the same address and last name, unless the Company has received contrary instructions from one or more of those stockholders. This procedure is referred to as “householding.” In addition, the Company has been notified that certain intermediaries, i.e., brokers or banks, will household proxy materials. The Company will deliver promptly, upon oral or written request, a separate copy of the Annual Report and Proxy Statement to any stockholder at the same address. If you wish to receive a separate copy of the Annual Report and Proxy Statement, you may write to the Corporate Secretary of the Company at 751 Freeport Parkway, Coppell, Texas 75019 or call the Corporate Secretary at (469) 322-2900 x1068. You can contact your broker or bank to make a similar request. Stockholders sharing an address who now receive multiple copies of the Company’s Annual Report and Proxy Statement may request delivery of a single copy by writing or calling the Company at the above address or by contacting their broker or bank, provided they have determined to household proxy materials.

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COMMUNICATIONS FROM STOCKHOLDERS

Although the Company does not have a formal policy concerning stockholders communicating with the Board or individual directors, stockholders may send communications to the Board at the Company’s business address at ALCO Stores, Inc., 751 Freeport Parkway, Coppell, Texas 75019, attention Office of the Corporate Secretary.

Upon receipt of a communication for the Board or an individual director, the Corporate Secretary will promptly forward any such communication to all the members of the Board or the individual director, as appropriate. If a communication to an individual director deals with a matter regarding the Company, the Corporate Secretary or appropriate officer will forward the communication to the entire Board, as well as the individual director.

Although neither the Board nor a specific director is required to respond to a stockholder communication, responses will generally be provided, subject to the following procedures and limitations. To avoid selective disclosure, the Board or the individual directors may respond to a stockholder’s communication only if the communication involves information which is not material or which is already public, in which case the Board, as a whole, or the individual director may respond, if at all:

•	directly, following consultation with the office of the Corporate Secretary or other advisors, as the Board determines appropriate;
•	indirectly through the office of the Corporate Secretary or other designated officer, following consultation with the Corporate Secretary or other advisors, as the Board determines appropriate;
•	directly, without additional consultation; indirectly through the office of the Corporate Secretary or other designated officer, without additional consultation; or
•	pursuant to such other means as the Board determines appropriate from time to time.

If the communication involves material non-public information, the Board or individual director will not provide a response to the stockholder. The Company may, however, publicly provide information responsive to such communication if (following consultation with the Company’s outside general counsel or other advisors, as the Board determines appropriate) the Board determines disclosure is appropriate. In such case, the responsive information will be provided in compliance with Regulation FD and other applicable laws and regulations.

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STOCKHOLDER PROPOSALS FOR 2015 ANNUAL MEETING

If you want to submit a proposal for inclusion in our proxy statement for the 2015 Annual Meeting of Stockholders (presently scheduled to be held on July 30, 2015), you may do so by following the procedures in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To be eligible for inclusion, stockholder proposals must be received at the Company’s principal executive office, at the following address: 751 Freeport Parkway, Coppell, Texas 75019, Attention: Corporate Secretary, no later than May 2, 2015 (90 days before the calendar date of this year’s annual meeting).

Additionally, in accordance with Rule 14a-4(c)(1) under the Exchange Act, if a stockholder intends to present a proposal for business to be considered at the 2014 Annual Meeting of Stockholders but does not seek inclusion of the proposal in the Company’s Proxy Statement for that meeting, the Company must receive the proposal by May 9, 2015 (45 days before the date of the anticipated mailing of next year's Proxy Statement) for it to be considered timely received. If notice of a stockholder proposal is not timely received, the individuals appointed as proxy holders will be authorized to exercise discretionary authority with respect to the proposal.

By Order of the Board of Directors

Deborah K. Foltz, Corporate Secretary

 ~~June 27~~  July 3, 2014

Coppell, Texas

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ALCO STORES, INC. E-PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on the 30th day of July, 2014.

The proxy statement, annual report to stockholders, and proxy card are available at http://www.alcostores.com/proxy.

MEETING INFORMATION

The annual meeting of the stockholders of ALCO Stores, Inc. (the “Company”) will be on the 30th day of July, 2014 at 9:00 a.m. local time at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231. If action is to be taken by the Company by written consent, the earliest date on which the corporate action may be effected is July 30, 2014.

The Company shall act on the following matters at the annual meeting:

•	To elect seven directors to serve on our Board of Directors for a one-year term and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;

•	To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2015;

•	To conduct a non-binding “say on pay” advisory vote on the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis and tabular compensation disclosure in the proxy statement;

•	To consider and act upon the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement; and

•	To act upon any other business that may properly come before the annual meeting or any adjournments of that meeting.

The Company’s recommendations on the above referenced matters are:

•	The Board of Directors recommends that you vote for the election of Royce Winsten, Richard E. Wilson, Lolan C. Mackey, Terrence M. Babilla, Dennis E. Logue Paul T. Davies, and Leslie A. Ball as directors;

•	The Board of Directors recommends that you vote in favor to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2015;

•	The Board of Directors recommends that you vote “for” the approval of the non-binding, advisory resolution to approve the compensation of the Company’s named executive officers as described in the Compensation Discussion and Analysis disclosure found in the proxy statement; and

•	The Board of Directors recommends that you vote “for” the extension of the term of the ALCO Stores, Inc. Amended and Restated Rights Agreement as described in the accompanying proxy statement.

We are providing a full set of the printed proxy materials to you, including a printed proxy card that you may execute and return to us in a self-addressed stamped envelope that is provided to you, the proxy statement and the annual report (collectively, “Proxy Materials”), but our Proxy Materials are also available on the internet at http://www.alcostores.com/proxy.

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The following Proxy Materials are available on the above referenced website: the Company’s annual report, the proxy statement and the proxy card.

The following are instructions on how to access the Proxy Materials on the above referenced website:

•	Go to http://www.alcostores.com/proxy.
•	The website provides a link to each the proxy statement, the annual report and the proxy card in both HTML and PDF format.
•	Click on Proxy Materials that you would like to view.
•	The Proxy Materials will upload to your computer and you will be able to view and print them from your computer.

Any stockholder may attend the meeting and vote in person by appearing at our annual meeting site located at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231. You are cordially invited to attend and your vote is important to us.

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Annex A

Supplemental Information Concerning Participants in the Company’s Solicitation of Proxies

The following tables (“Directors and Nominees” and “Officers and Employees”) list the name and business address of the Company’s directors and nominees and the name, present principal occupation and business address of the Company’s officers and employees who, under SEC rules, are considered to be participants in the Company’s solicitation of proxies from its stockholders in connection with the Company’s 2014 Annual Meeting of Stockholders (collectively, the “Participants”).

Directors and Nominees

The principal occupations of the Company’s directors and nominees are included in the biographies under the section above titled “Proposal 1 — Election of Directors.” The names of each director and nominee and their respective business addresses and addresses of the organization of employment are listed below.

Name	Business Address
Royce Winsten	540 Kingsburg Road Rose Bay, NS Canada B0J 2X0

Dennis E. Logue	116 Shaker Blvd. Enfield, NH 03748

Lolan C. Mackey	1913 North Walton Blvd., Suite 1 Bentonville, AR 72712

Richard E. Wilson	751 Freeport Parkway Coppell, TX 75019

Terrence M. Babilla	1901 Diplomat Drive Farmers Branch, TX 75234

Paul T. Davies	350 East 79th Street, Suite 14E New York NY 10075

Leslie A. Ball	3225 Turtle Creek Blvd. #1616 Dallas, TX 75219

Officers and Employees

The sole executive officer or employee who is considered a Participant is Richard W. Wilson, the Company’s President and Chief Executive Officer. No other employees of the Company are considered Participants. The business address for Mr. Wilson is as presented in the table under “Directors and Nominees” set forth above.

Information Regarding Ownership of Company Securities By Participants

The number of shares of the Company’s common stock held as of June 25, 2014 by the Company’s directors and the named executive officer, Mr. Wilson, who is a Participant appears in the “Security Ownership of Certain Beneficial Owners and Management” section of this proxy statement. No other employees of the Company are considered Participants, so no ownership information is provided with respect to other employees of the Company. No Participant owns any securities of the Company of record that such Participant does not own beneficially, except as described in this proxy statement.

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Transactions in the Company’s Securities by Participants – Last Two Years

The following sets forth information regarding purchases and sales of the Company’s securities by each Participant between January 1, 2012 and June 25, 2014. Unless otherwise indicated, all transactions were in the public market or pursuant to the Company’s equity compensation plans, and no part of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Name	Date of Transaction	Number of Shares	Descripton of Transaction
	9/12/2012	1,000	Purchase
Royce Winsten	9/12/2012	1,850	Purchase
	9/13/2012	2,150	Purchase

Dennis E. Logue

Lolan C. Mackey

Richard E. Wilson

Terrence M. Babilla

Paul T. Davies

Leslie A. Ball

Besides Royce Winsten, no other director of the Company has made any purchase or sale of the Company’s securities since January 1, 2012.

Miscellaneous Information Regarding Participants

Except as described in the proxy statement or this Annex A, to the Company’s knowledge: none of the Participants or their associates (i) beneficially owns, directly or indirectly, any shares or other securities of the Company or any of the Company’s subsidiaries or (ii) has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting. In addition, neither the Company nor any of the Participants has been within the past year party to any contract, arrangement or understanding with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Other than as set forth in Annex A or this proxy statement, none of the Participants or any of their associates have (i) any arrangements or understandings with any person with respect to any future employment by the Company or the Company’s affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party or (ii) a direct or indirect material interest in any transaction or series of similar transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeded $120,000.

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ANNUAL MEETING PROXY CARD FOR STOCKHOLDERS

ALCO Stores, Inc.

MR A SAMPLE

DESIGNATION (IF ANY)

ADD 1

ADD 2

ADD 3

ADD 4

ADD 5

ADD 6

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒
ANNUAL MEETING PROXY CARD

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.
1. Election of Directors	01 – Royce Winsten 02 – Richard E. Wilson 03 – Dennis E. Logue	04 – Lolan C. Mackey 05 – Terrence M. Babilla 06 – Paul T. Davies	07 – Leslie A. Ball	+

☐ Mark here to vote FOR all nominees
☐ Mark here to WITHHOLD vote from all nominees
☐ For All EXCEPT – To withhold a vote for one or more nominee, mark the box to the left and the corresponding numbered box(es) to the right			01 02 03 04 05 ☐ ☐ ☐ ☐ ☐ 06 07 ☐ ☐

2. Ratification of Grant Thornton LLP as independent accountants for the Company for the fiscal year ending February 1, 2015.			For Against ☐ ☐	Abstain ☐

3. Advisory vote on the approval of the Company’s named executive officer compensation as described in the Compensation Discussion and Analysis and tabular compensation disclosures in the proxy statement.			For Against ☐ ☐	Abstain ☐
4. Extension of the term of the Company’s Amended and Restated Rights Agreement.			For Against ☐ ☐	Abstain ☐

B	Non-Voting Items
Change of Address — Please print new address below

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below.
Please sign your name exactly as it appears hereon. If signing as a representative, please include capacity.

Date (mm/dd/yyyy) — Please print date below.		Signature 1 — Please keep signature within the box.	Signature 2 - Please keep signature within the box.
/	/

■	+

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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ▼

Proxy— ALCO STORES, INC.

ANNUAL MEETING JULY 30, 2014

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder of ALCO Stores, Inc., a Kansas Corporation, appoints Mr. Wayne S. Peterson and Mr. Brett C. Bogan or either of them, with full power to act alone, the true and lawful attorneys-in-fact of the undersigned with full power of substitution to vote all of the shares which the undersigned is entitled to vote at the annual meeting of the stockholders to be held at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231 , on July 30, 2014 at 9:00 A.M. CDT and at any adjournment thereof, with all the power the undersigned would possess if personally present, as stated on the reverse side.

THIS PROXY WILL BE VOTED “FOR” ALL ITEMS IF NO INSTRUCTION TO THE CONTRARY IS INDICATED. IN THEIR DISCRETION, THE ATTORNEYS-IN-FACT ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS PROPERLY MAY COME BEFORE THE MEETING.

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ANNUAL MEETING PROXY CARD FOR BROKERS

ALCO Stores, Inc.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

ANNUAL MEETING PROXY CARD

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ▼

A	Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.
1. Election of Directors	01 – Royce Winsten 02 – Richard E. Wilson 03 – Dennis E. Logue	04 – Lolan C. Mackey 05- Terrence M. Babilla 06 – Paul T. Davies	07 – Leslie A. Ball +

☐ Mark here to vote FOR all nominees
☐ Mark here to WITHHOLD vote from all nominees
	☐ For All EXCEPT – To withhold a vote for one or more nominee, mark the box to the left and the corresponding numbered box(es) to the right	01 02 03 04 05 ☐ ☐ ☐ ☐ ☐ 06 07 ☐ ☐

2. Ratification of Grant Thornton LLP as Independent accountants for the Company for the fiscal year ending February 1, 2015.		For Against ☐ ☐	Abstain ☐

3. Advisory vote on the approval of the Company’s named executive officer compensation as described in the Compensation Discussion and Analysis and tabular compensation disclosures in the proxy statement.		For Against ☐ ☐	Abstain ☐
4. Extension of the term of the Company’s Amended and Restated Rights Agreement.		For Against ☐ ☐	Abstain ☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below.
Please sign your name exactly as it appears hereon. If signing as a representative, please include capacity.

Date (mm/dd/yyyy) — Please print date below.		Signature 1 — Please keep signature within the box.	Signature 2 - Please keep signature within the box.
/	/

■	+

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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ▼

Proxy— ALCO STORES, INC.

ANNUAL MEETING JULY 30, 2014

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder of ALCO Stores, Inc., a Kansas Corporation, appoints Mr. Wayne S. Peterson and Mr. Brett C. Bogan or either of them, with full power to act alone, the true and lawful attorneys-in-fact of the undersigned with full power of substitution to vote all of the shares which the undersigned is entitled to vote at the annual meeting of the stockholders to be held at Royal Oaks Country Club, 7915 Greenville Avenue, Dallas, Texas 75231, on July 30, 2014 at 9:00 A.M. CDT and at any adjournment thereof, with all the power the undersigned would possess if personally present, as stated on the reverse side.

THIS PROXY WILL BE VOTED “FOR” ALL ITEMS IF NO INSTRUCTION TO THE CONTRARY IS INDICATED. IN THEIR DISCRETION, THE ATTORNEYS-IN-FACT ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS PROPERLY MAY COME BEFORE THE MEETING.

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